24-10105


05046968

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECD S.E.C.
APR - 1 2005

FORM 1-A /A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

ARTIST PENSION TRUST (NEW YORK), L.P.
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

156 Fifth Avenue, Suite 323
New York, New York 10010
212-871-1011
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)


PROCESSED
APR 05 2005
THOMSON
FINANCIAL

Not applicable
(Name, address, including zip code, and telephone number, including area code, of agent for service)

8741	20-2257395
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I — NOTIFICATION

ITEM 1. Significant Parties

Full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors:

not applicable;

(b) the issuer's officers:

David Ross
140 East 28th Street, Apt 7G
New York, NY 10016

Pamela Auchincloss
3 Stonewall Court
South Salem, NY 10590;

(c) the issuer's general partner:

APT Management (New York) LLC
156 Fifth Avenue, Suite 323
New York, New York 10010;

(d) record owners of 5 percent or more of any class of the issuer's equity securities:

not applicable;

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities:

not applicable;

(f) promoters of the issuer:

not applicable;

(g) affiliates of the issuer;

Mutual Art Inc. (referred to herein as "Mutual Art BVI")
156 Fifth Avenue, Suite 323
New York, New York 10010

Mutual Art US Holdings, Inc. (referred to herein as "Mutual Art US")
156 Fifth Avenue, Suite 323
New York, New York 10010

APT Management (New York) LLC
156 Fifth Avenue, Suite 323
New York, New York 10010;

(h) counsel to the issuer with respect to the proposed offering:

Epstein Becker & Green, P.C.
250 Park Avenue
New York, NY 10177;

Foley & Lardner LLP
111 Huntington Avenue
Boston, MA 02199;

Pearl Cohen Zedek Latzer, LLP
10 Rockefeller Plaza,
New York, NY 10020;

(i) each underwriter with respect to the proposed offering:

not applicable;

(j) the underwriter's directors:

not applicable;

(k) the underwriter's officers:

not applicable;

(l) the underwriter's general partners:

not applicable; and

(m) counsel to the underwriter:

not applicable.

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 of Regulation A of the Securities Act of 1933, as amended.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) Jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

None.

(b) Jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The issuer will offer the securities in New York, New Jersey, Massachusetts, Florida and Illinois. Offerees will be screened and selected by the General Partner through its Selection Committee, and will be accepted as Limited Partners at the General Partner's sole discretion.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A:

(1) the name of such issuer;
Mutual Art Inc.
156 Fifth Avenue, Suite 323
New York, New York 10010

(2) the title and amount of securities issued;
1,780,000 Series A Preferred Shares, $0.01 par value each

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;
$1.00 per share and a total of $1,780,000

(4) the names and identities of the persons to whom the securities were issued.
(1) Ron Zuckerman, (2) ZAG Trust, (3) MTS Investments Inc. (Moti Shniberg); (4) GRYP Investments Ltd., (5) Jacob Gold; (6) Provident Fund of the Hebrew University, (7) Ruth and Alfred Rudis, (8) Dan Suesskind, (9) Uri Sciaky, (10) Asaf Geva, (11) Moshe Geva, (12) Dan Galai, (13) Rivka Perry, (14) Michel Crouhy, (15) Eitan Scapa, (16) Moshe Shani and Aviva Shani , (17) Zeev Regev, (18) Maggy Sciaky, and (19) Yael Sciaky.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer:

(1) the name of such issuer;

Not applicable

(2) the title and amount of securities issued;

Not applicable

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

Not applicable

(4) the names and identities of the persons to whom the securities were issued.

Not applicable

(c) Section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and brief statement of the facts relied upon for such exemption.

Rule 506 of Regulation D of the U.S Securities Act of 1933.

The entities and persons to whom the securities were issued were all "accredited investors" within the meaning of Rule 501(a) of Regulation D of the U.S Securities Act of 1933.

ITEM 6. Other Present or Proposed Offerings

Mutual Art Inc. and Mutual Art US Holdings, Inc. currently contemplate the offering of securities for substantially the same purposes as the issuer but in other geographic regions of the United States and internationally, as well as for an offering for an investment fund that will purchase artworks.

ITEM 7. Marketing Arrangements

No arrangements are known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) No underwriter intends to confirm sales to any accounts over which it exercises discretionary authority.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

No publication authorized by Rule 254 of Regulation A of the Securities Act of 1933, as amended, was used prior to the filing of this notification.

PART II — OFFERING CIRCULAR

ARTIST PENSION TRUST (NEW YORK), L.P.
156 Fifth Avenue, Suite 323
New York, New York 10010
212-871-1011

Date of the Offering Circular: April [ ], 2005.

Description and amount of securities offered: Partnership Units; up to 500 limited partners.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public	Selling Commissions	Proceeds to the Partnership
Per Limited Partnership Interest	$5,000.00*	N/A	$5,000.00*
Total Minimum	N/A	N/A	N/A
Total Maximum	$1,500,000**	N/A	$1,500,000.00**

* Minimum deemed value of invested work as of the date of this Offering Circular. The securities are not to be offered for cash.
** Assumes 50 Artists in year one, and an additional 50 Artists in year two, each contributing two invested works. The offering will be conducted on a continuous basis.

The name of the underwriter or underwriters: None.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE PAGE 17 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

Approximate date of commencement of proposed sale to the public. April [ ], 2005.

Material Risk Factors

- Important aspects of this Offering are contingent on the findings, interpretations and determinations of various federal government agencies.
- There can be no assurance that the Partnership will achieve its investment objectives or make any distributions to participants.
- The General Partner may have conflicts of interests with respect to the operation of the Partnership.
- Valuation of Invested Works may be unproven and subject to great fluctuations and substantial uncertainty.
- Invested Works may be lost or damaged from time to time.
- There is not now, nor is there likely to develop, a public or otherwise liquid market for the Partnership Units.
- A Limited Partner will have no control over the timing of any sale or other Liquidation of any Invested Work.
- The General Partner does not have an operating history upon which Limited Partners may evaluate its likely performance.
- The General Partner has broad discretion as to the admission of Artists into the Partnership and the acceptance and Liquidation of Invested Works.
- The General Partner does not currently have sufficient assets to fund all of the projected Partnership Costs and Expenses.
- Limited Partners may be unable to substitute a new general partner for the Partnership if the General Partner is unable to perform its obligations.
- There is no assurance that artists will apply to exchange Invested Works for Partnership Units or continue to apply for the full schedule of 20 Invested Works.
- Limited Partners may include Artists who have not yet established a discernable commercial market presence.
- An Artist will have no influence on, and may not be aware of, the identity of other Artists who are admitted to the Partnership or the quality or value of their Invested Work.
- There can be no assurance that the Partnership will attain its objective of investments by 250 Artists.
- An Artist making a Permitted Plan Contribution will be responsible for compliance by the Plan and its sponsor with the rules of the Code, and of ERISA if applicable.
- Tax considerations under the Code apply to the Artist exchanging an Invested Work for a Partnership Unit, as well as to the Artist making, and to a Plan holding, a Permitted Plan Contribution.

TABLE OF CONTENTS

PART I — NOTIFICATION 2

ITEM 1. Significant Parties 2
ITEM 2. Application of Rule 262 3
ITEM 3. Affiliate Sales 3
ITEM 4. Jurisdictions in Which Securities Are to be Offered 3
ITEM 5. Unregistered Securities Issued or Sold Within One Year 4
ITEM 6. Other Present or Proposed Offerings 5
ITEM 7. Marketing Arrangements 5
ITEM 8. Relationship with Issuer of Experts Named in Offering Statement 5
ITEM 9. Use of a Solicitation of Interest Document 5

PART II — OFFERING CIRCULAR 6

ITEM 3. Summary Information, Risk Factors and Dilution 11
The Partnership 14
Partnership Units 17
Retirement Benefits 18
Participation 19
Partnership Costs and Expenses 20
Distribution to General Partner. 21
Revisions If Exemption Not Issued 21
Risk Factors 22

Risk Factors Related to the Partnership 22

Risk Factors Related to Invested Works 23

Risk Factors Related to the Partnership Units 24

Risk Factors Related to the General Partner 24

Risk Factors Related to Artists 26

Risk Factors related to Tax and ERISA matters 27

Risk Factors Related to the Exemption 28

Other Risk Factors 29

Number of Limited Partners 29

ITEM 4. Plan of Distribution 30

Offerees 30
Manner of Distribution 30

ITEM 5. Use of Proceeds to Issuer 31
ITEM 6. Description of Business 32

Valuation 32
Valuation of Artwork and Pooled Units: 32
Reports: 32
Storage 32
Insurance 32

Partnership Costs and Expenses 33

Establishment of Artist Plan 33

ITEM 7. Description of Property 35
ITEM 8. Directors, Executive Officers and Significant Employees 36

The General Partner 37
Selection Committee 38
Sales Committee 39
Advisory Board 39

Item 9. Remuneration of Directors and Officers 42
Item 10. Security Ownership of Management and Certain Securityholders 43
Mutual Art BVI 43
The General Partner 44
The Management Company 44

ITEM 11. Interest of Management and Others in Certain Transactions 45
ITEM 12. Securities Being Offered 46

General Information relating to the Partnership 46

TAX CONSIDERATIONS 47

1. Tax Considerations- In General 47
2. Tax Treatment of the Partnership 48
3. Tax Treatment to Artist upon Exchange of Invested Work for Partnership Unit. 49
4. Tax Treatment of Permitted Plan Contribution. 49
5. Further Tax Considerations Applicable to Plans 50

General Tax-Qualification Requirements. 51

ERISA Considerations 51

WHEN IS A PLAN SUBJECT TO ERISA 51

CONSIDERATIONS FOR PLANS SUBJECT TO ERISA 52

CONSIDERATIONS FOR PLANS NOT SUBJECT TO ERISA 54

1. Fiduciary Responsibility. 54
2. Prohibited Transactions. 54
3. Reporting and Disclosure. 54

ERISA PARTNERSHIP CONSIDERATIONS 54

State Law Fiduciary and Other Considerations 56

General Partner as Fiduciary 56
New York State Art and Cultural Affairs Law 57

PART F/S 58

PART III — EXHIBITS 61

ITEM 1. Index to Exhibits 61
ITEM 2. Description of Exhibits 61

SIGNATURES 62

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE PARTNERSHIP CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of _______ pages.

Item 3. Summary Information, Risk Factors and Dilution

IMPORTANT PRELIMINARY MATTERS TO CONSIDER

Two important aspects of this Offering are contingent on the findings, interpretations and determinations of various federal government agencies. The Partnership has determined to conduct this Offering pending final resolution of these matters. However, the final resolution of such matters can, and will, have a material impact on the operation and structure of the Partnership, the terms and conditions of the Partnership Agreement, and the other material agreements utilized with respect to the Partnership. Artists should consider all of the various factual scenarios carefully, as no assurance can be given as to the outcome of such contingencies.

I. We have filed for, but have not received, an exemption under ERISA with the Department of Labor

Q: What is the proposed Exemption?

A: One objective of this Offering is to enable Artists who become Limited Partners to make a Permitted Plan Contribution to Plans that meet the requirements for tax-qualification under the Code. In order to address certain possible prohibited transaction provisions under ERISA, the Partnership and the General Partner are filing the Exemption with the U.S. Department of Labor. There is no certainty that the Exemption will be obtained, at least upon such terms and conditions as the General Partner, in its sole discretion, deems acceptable. (See page ___ for more information.)

Q: Are there risks if the Exemption is not granted?

A. Yes. In evaluating this Offering, Artists should carefully consider the factors discussed in the section of this Offering Statement entitled "Risk Factors related to Tax and ERISA matters" beginning on page ___, and "Risk Factors Related to the Exemption" beginning on page ___.

Q: What happens if the Exemption is granted?

A: If an Exemption is issued upon such terms and conditions as the General Partner, in its sole discretion, deems acceptable, Artists will be permitted to make Permitted Plan Contributions to their Plans as follows:

- An Artist may contribute his or her entire Partnership Unit to a Plan maintained by the Artist; or an Artist may contribute some or all of his or her Pooled Unit(s) to a Plan maintained by the Artist.
- An Artist will not be permitted to contribute solely Artwork Unit(s) to a Plan maintained by the Artist.

(See page ___ for more information.)

Q: What happens if the Exemption is <u>not</u> granted?

If the Exemption is not obtained, the General Partner, in its sole discretion, may: (1) decide that no Plan can become a Limited Partner; or (2) allow Artists to make Permitted Plan

Contributions, provided that the value of such contributions held by Plans, determined at the time made, represent less than 25% of the value of each class of equity interest in the entity. (See page ___ for more information.)

If the Exemption is not issued on such terms and conditions as acceptable to the General Partner, in its sole discretion, the following terms incorporated in the Offering and the Partnership Agreement for the purpose of securing the Exemption will be removed:

- The order of distribution of the 40% of Net Proceeds distributable to the Limited Partners, pro rata by percentage of Pooled Unit ownership'
- Existence of a Sales Committee; and
- The deferral restrictions as to the distribution of the General Partner's Management Fee with respect to Net Proceeds of Liquidations that are sales.

See page ___ for description of the effect of removal of the foregoing terms.

- The interest charged on the GP Loans (see page ___).

Q: *What happens if the Exemption is granted but with revised terms?*

A: An Exemption may require a revision to the Partnership structure, such as a revision to the appraisal procedures and/or valuation methodologies used by the Partnership. The Partnership structure may be amended, at the sole discretion of the General Partner, to obtain the Exemption. (See page ___ for more information.)

Q. *On what basis would the General Partner deem terms and conditions to an Exemption to be unacceptable?*

A: In the event that the General Partner determines that conditions to an Exemption, if any, are economically prohibitive or inconsistent with the purposes of the Partnership, then the General Partner may in its sole discretion determine to not proceed with the Exemption request. (See page ___ for more information.)

Q: *When is the ERISA Exemption application expected to be finally resolved?*

A: The Exemption may not be issued until the last quarter of 2005, or in 2006, if at all. In the event that the Exemption process lasts or appears to be reasonably likely to last a commercially unreasonable amount of time, then the General Partner may determine to not proceed with the Exemption request. (See page ___ for more information.)

Q: *What will the Partnership do until the ERISA Exemption application is finally resolved*

A: Unless and until an Exemption is granted upon such terms and conditions as the General Partner, in its sole discretion, deems acceptable, only Artists will be permitted to become Limited Partners. (See page ___ for more information.)

Q: *Are Artists entitled to withdraw participation if the ERISA Exemption is not granted on such terms and conditions as acceptable to the General Partner, in its sole discretion?*

A.	No.

II. The classification of Permitted Plan Contributions under the Internal Revenue Code Section 408(m) is uncertain.

Q: What is the desired classification?

A: The General Partner believes that Permitted Plan Contributions of a Partnership Unit, even though it includes an Artwork Unit, should not constitute an acquisition of collectibles by an individually-directed account within the meaning of Code Section 408(m) but, rather, constitute the acquisition of a security. There can be no assurance that the IRS or a court will not decide to the contrary. (See page ___ for more information.)

The General Partner believes that a transfer solely of a Pooled Unit involves no interest in specific artwork and should not be a collectible for purposes of Code Section 408(m).

However, the transfer solely of an Artwork Unit as a Permitted Plan Contribution is not permitted as the General Partner believes that such an interest, if other requirements of Section 408(m) are met, may be treated as a direct ownership in a specific work of art. (See page ___)

Q: Are there risks if Permitted Plan Contributions are classified as "collectibles"?

A. Yes. In evaluating this Offering, Artists contemplating making Permitted Plan Contributions should carefully consider the factors discussed in the section of this Offering Statement entitled "Risk Factors related to Tax and ERISA matters" beginning on page ___.

Q: What happens if the Permitted Plan Contribution is classified as a "collectible"?

A: Code Section 408(m) provides that if an individually-directed account under a tax-qualified plan acquires a "collectible," such as a work of art, the cost of such collectible will be treated as distributed (i.e., subject to current taxation as income) to the individual who directs that account.

Q: What happens if the Permitted Plan Contribution is <u>not</u> classified as a "collectible"?

A: Permitted Plan Contributions would not be treated as distributed (i.e., subject to current taxation as income) to the individual who directs the account under Code Section 408(m).

Q: Is the Partnership seeking a ruling by the IRS that Permitted Plan Contributions are not "collectibles"?

A: No, but the Partnership may determine to do so in the future. An Artist should consult its own advisor as to considerations applicable to making a Permitted Plan Contribution, including, whether to transfer only Pooled Units (which have no relationship to any specific Invested Work) as a Permitted Plan Contribution rather than a Partnership Unit.

Q: Are Artists entitled to withdraw participation if Permitted Plan Contributions are classified as "collectibles"?

A. No.

Summary Table

	ERISA Exemption Granted	ERISA Exemption Not Granted
Permitted Plan Contributions Not Deemed "Collectibles"	• An Artist may contribute his or her entire Partnership Unit to a Plan maintained by the Artist. • An Artist may contribute some or all of his or her Pooled Unit(s) to a Plan maintained by the Artist. • An Artist will not be permitted to contribute solely Artwork Unit(s) to a Plan maintained by the Artist. • Permitted Plan Contributions (entire Partnership Units or Pooled Units) will not be treated as distributed (i.e., subject to current taxation as income) to the individual who directs the account.	• The General Partner may: (i) decide that no Plan can become a Limited Partner; or (ii) allow Artists to make Permitted Plan Contributions (entire Partnership Units or Pooled Units, but not solely Artwork Units), provided that the value of such contributions held by Plans, determined at the time made, represent less than 25% of the value of each class of equity interest in the entity. • Terms incorporated in the Offering and the Partnership Agreement for the purpose of securing the Exemption will be removed. • Permitted Plan Contributions, if any, will not be treated as distributed (i.e., subject to current taxation as income) to the individual who directs the account.
Permitted Plan Contributions Deemed "Collectibles"	• An Artist may contribute his or her entire Partnership Unit to a Plan maintained by the Artist. • An Artist may contribute some or all of his or her Pooled Unit(s) to a Plan maintained by the Artist. • An Artist will not be permitted to contribute solely Artwork Unit(s) to a Plan maintained by the Artist. • Permitted Plan Contributions (entire Partnership Units) will be treated as distributed (i.e., subject to current taxation as income) to the individual who directs the account.	• The General Partner may: (i) decide that no Plan can become a Limited Partner; or (ii) allow Artists to make Permitted Plan Contributions (entire Partnership Units or Pooled Units, but not solely Artwork Units), provided that the value of such contributions held by Plans, determined at the time made, represent less than 25% of the value of each class of equity interest in the entity. • Terms incorporated in the Offering and the Partnership Agreement for the purpose of securing the Exemption will be removed. • Permitted Plan Contributions (entire Partnership Units), if any, will be treated as distributed (i.e., subject to current taxation as income) to the individual who directs the account.

The Partnership

Artist Pension Trust (New York), L.P. is a Delaware Limited Partnership with an address at 156 Fifth Avenue, Suite 323, New York, New York 10010 ("Partnership"). The General Partner of the Partnership is APT Management (New York), LLC, a Delaware Limited Liability Company with an address at 156 Fifth Avenue, Suite 323, New York, New York ("General Partner"). The Sole Member of the General Partner is MutualArt US Holdings, Inc., a Delaware corporation ("Mutual Art US"), a wholly owned subsidiary of Mutual Art, Inc., a British Virgin Islands corporation ("Mutual Art BVI").

The Partnership, through its General Partner, intends to accept up to 250 emerging and mid-career visual artists (collectively "Artists" and individually an "Artist") residing in states east of the Mississippi River ("Eastern US"), over a period not to exceed six years from the effective date of this offering ("Offering"), who apply for admission as Limited Partners. It is anticipated that Artists will be unincorporated self-employed individuals; but the term "Artist" also includes a corporation or other entity of which the Artist, or the Artist and his or her legal spouse (if any), are the sole owners.

The Partnership is a barter-based program in which Artists exchange their works of art or sets of such works (an "Invested Work"), rather than cash, in return for Partnership Units ("Partnership Unit"). Each Partnership Unit received in exchange for the Invested Work in a given year contains, and may be divisible into, two components: (i) one Artwork Unit (as defined on page 12 under the paragraph "*Partnership Units*") which specifically tracks an interest in proceeds realized with respect to that Invested Work; and (ii) one or more Pooled Units (as defined on page 12 under the paragraph "*Partnership Units*").

The purpose of the Partnership is to:

- Provide a vehicle for Artists to diversify their financial reliance on their own works for a long term income stream by exchanging 20 of these works for a continued partial interest in future proceeds from these Invested Works combined with a partial interest in a diversified portfolio of Invested Works of many individual artists working in different media and creating different types of visual works of art;

- maximize the overall value of the Invested Works underlying Partnership Units through long-term retention and management of Invested Works; and

- provide Artists who otherwise may not have assets to provide for their retirement the opportunity to contribute Partnership Units or Pooled Units (as defined below) received in exchange for Invested Works to a profit sharing plan qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended ("Code") maintained by the Artist ("Plan"), which Plan then may become a Limited Partner upon acceptance by the General Partner.

Each Artist will have an opportunity (over a 20-year period) to exchange 20 Invested Works for 20 Partnership Units. Throughout the term of the Partnership, the General Partner will have the authority to determine whether, in its judgment, the Partnership should accept an exchange of an Invested Work for a Partnership Unit. Once accepted, the General Partner further will decide whether it is in the Partnership's interest to continue to hold, or to seek to sell, lease, license, loan, syndicate or otherwise monetize ("Liquidate" or "Liquidation of"), any Invested Work. Until sold, Invested Works will be held by the Partnership in storage, available, without limitation by specification, for loan to museums and galleries, or included in Partnership initiated exhibitions and publications, intended to enhance the value of the Invested Works.

The General Partner, will have the exclusive right (subject to approval of certain Liquidations by a "Sales Committee", as described below), to determine the timing of any Liquidation of any Invested Work, based solely on its determination of the optimum time to Liquidate such Invested Work (taking into account, but not limited to, criteria set forth in Exhibit 15.1). The General Partner may use any and all methods that it deems appropriate or advisable in order to Liquidate Invested Works, mindful of the primary balance between short-term returns and the long-term growth potential of any Invested Work (whose Liquidation also may affect the value of other Invested Works of the creating Artist). When practical, the General Partner may use the Artist's dealer-of-record for such a Liquidation, and generally will allow such dealers to participate in a secondary market sale.

Mutual Art US and Mutual Art BVI are establishing similar partnerships, trusts or other entities in other geographic regions, both in the United States and internationally. An offering substantially the same and simultaneous to this Offering will be made for artists residing in states west of the Mississippi River. Internationally, the offering of a structure with similar objectives is being finalized in the United Kingdom, another is under active development in Germany and others possible for other areas. Further, upon achieving participation in this Partnership of 250 Artists, or the expiration of six years from the effective date of this Offering, if earlier, Mutual Arts US may establish a new partnership, or other entity following the same or similar structure as this Partnership for artists residing in the Eastern US. In addition, Mutual Art BVI is offering investors interests in a separate partnership (Art Dealer Fund, L.P.) that will directly acquire a diversified investment portfolio of contemporary visual artworks.

Subject to the consent of the Sales Committee, the General Partner reserves the right to Liquidate Invested Works held by it. Such Liquidation may be by a single transaction involving a single Invested Work, a transaction involving multiple works of the same or different Artists, a series of bulk transactions, a syndication or pursuant to a public offering. Any such Liquidation may be effected in conjunction with, or as part of, a sale or other monetization of similar art works in other comparable partnerships, trusts or other entities affiliated with Mutual Art US or Mutual Art BVI, both in the United States and internationally. In the event of a Liquidation of multiple Invested Works in a bulk transaction which does not specify the respective prices for the Invested Works involved, the sales proceeds will be allocated among the Invested Works Liquidated in proportion to the Partnership's last annual valuation of Invested Works.

Proceeds actually received from any Liquidation of an Invested Work, net of the direct costs related to such Liquidation ("Net Proceeds"), will be distributed as follows:

- 40% of the Net Proceeds will be distributed to the Limited Partner that holds the Artwork Unit with respect to such Invested Work;

- 40% of the Net Proceeds will be distributed to all of the Limited Partners, pro rata by percentage of outstanding Pooled Units, subject to reduction for payment of Partnership Costs and Expenses as discussed below; and

- 20% of the Net Proceeds will be distributed to the General Partner as compensation for its services as a general partner (the "Management Fee"), subject to deferral of such payment for such a period as may be required if a prohibited transaction exemption described below ("Exemption") being applied for from the U.S. Department of Labor pursuant to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") is issued.

A significant Liquidation of Invested Works is not anticipated before the tenth anniversary of the effective date of this Offering, but there are no restrictions preventing any earlier Liquidations. It is expected that Liquidation decisions as to sales will be made by the General Partner applying criteria such as set forth in Exhibit 15.1, but the General Partner is not limited to such criteria. Notwithstanding the preceding statement, assuming issuance of the Exemption on this basis, any such Liquidation must be reviewed by the Sales Committee and the Sales Committee may prohibit the General Partner from consummating a sale that it determines is not in the best interest of the Partnership.

Partnership Units

For each exchange of an Invested Work, an Artist will receive a Partnership Unit, divisible into and consisting of: (i) one Artwork Unit; and (ii) one or more Pooled Units. The Partnership Unit certificate issued to evidence this exchange will include a description of the Invested Work underlying the Artwork Unit and specify the number of Pooled Unit(s) issued with respect to such Invested Work, as set forth in the chart below.

- An "Artwork Unit" is the right to 40% of the Net Proceeds from any Liquidation of the Invested Work for which the Artwork Unit was issued. Each Artwork Unit relates solely to the Invested Work for which the Artwork Unit was issued, and its value is determined based solely on that Invested Work.

- A "Pooled Unit" is the right to pro rata participation, based on all outstanding Pooled Units, in 40% of the Net Proceeds from any Liquidation of any Invested Work; such Net Proceeds being subject to further reduction for payment of Partnership Costs and Expenses as discussed on page 15 under the paragraph "*Partnership Cost and Expenses*". The number of Pooled Units issued for each Invested Work will increase, as set forth in the chart below, as the number of Invested Works exchanged by the Artist increases; without regard to the value of the Invested Work itself. Ultimately, the value of each Pooled Unit will depend on factors such as the underlying value of all Invested Works, Partnership Costs and Expenses and the number of all Pooled Units then outstanding. No fractional Units are allowed, except as may be required to effect a distribution from a Plan required by law.

Invested Work	**Number of Pooled Units**		**Invested Work**	**Number of Pooled Units**
First	1		Eleventh	6
Second	1		Twelfth	6
Third	2		Thirteenth	6
Fourth	2		Fourteenth	6
Fifth	3		Fifteenth	6
Sixth	3		Sixteenth	8
Seventh	4		Seventeenth	8
Eight	4		Eighteenth	8
Ninth	5		Nineteenth	8
Tenth	5		Twentieth	8
	Maximum for Each Artist			**100**

Subsequent to the issuance of the Exemption, Artists may fund their own Plans through contributions of Partnership Units or of Pooled Units (a "Permitted Plan Contribution"). To enable an Artist to make a Permitted Plan Contribution consisting solely of Pooled Units, the Partnership will permit the Artist to surrender a Partnership Unit certificate for issuance of separate certificates representing the underlying Artwork Unit and one or more Pooled Units. To be recognized as a Limited Partner upon a Permitted Plan Contribution, the trustee of the trust established under the Plan to which the Artist is making the Permitted

Plan Contribution ("Trustee") and the General Partner must execute a joinder agreement as set forth in Exhibit 2.3 ("Joinder Agreement"). If the Exemption is not issued, Permitted Plan Contributions may be limited or prohibited as described on page 16 under the paragraph "*Revisions if Exemption Not Issued*".

As a Limited Partner, neither an Artist nor a Plan will take any part in the control of the Partnership's business, and only may exercise the rights and powers of a Limited Partner under the Agreement of Limited Partnership set forth in Exhibit 2.1 ("Partnership Agreement"), or as otherwise required by law. A Limited Partner will not be personally liable for the obligations of the Partnership for any amount in excess of Invested Works, except as otherwise expressly provided by law. Except as specifically provided herein: (i) no Limited Partner may withdraw from the Partnership; (ii) no Partnership Unit or component thereof will be redeemed; and (iii) no Invested Works will be returned to an Artist.

Retirement Benefits

THE PARTNERSHIP INVOLVES A BARTER STRUCTURE COMBINED WITH AN OPPORTUNITY FOR RETIREMENT PLANNING THAT PRESENTS UNIQUE LEGAL ISSUES UNDER ERISA AND THE CODE. AN APPLICATION FOR AN EXEMPTION UNDER ERISA IS BEING FILED WITH THE DEPARTMENT OF LABOR TO RESOLVE CERTAIN ERISA, BUT NOT ALL, OF THESE ISSUES. THE PARTNERSHIP STRUCTURE MAY BE AMENDED, AT THE SOLE DISCRETION OF THE GENERAL PARTNER, TO OBTAIN THE EXEMPTION. THE EXEMPTION MAY NOT BE ISSUED UNTIL THE LAST QUARTER OF 2005, OR IN 2006, IF AT ALL.

IF AN EXEMPTION IS NOT ISSUED UPON SUCH TERMS AND CONDITIONS AS THE GENERAL PARTNER, IN ITS SOLE DISCRETION, DEEMS ACCEPTABLE, THE PARTNERSHIP WILL CONTINUE BUT: (A) ARTISTS MAY NOT BE ABLE TO MAKE PERMITTED PLAN CONTRIBUTIONS; AND (B) IMPORTANT PROVISIONS OF THIS OFFERING AND OF THE PARTNERSHIP AGREEMENT WILL BE REVISED.

One objective of this Offering is to enable Artists who become Limited Partners to make a Permitted Plan Contribution to Plans that meet the requirements for tax-qualification under the Code. In order to address certain possible prohibited transaction provisions under ERISA, the Partnership and the General Partner are filing the Exemption with the U.S. Department of Labor. There is no certainty that the Exemption will be obtained, at least upon such terms and conditions as the General Partner, in its sole discretion, deems acceptable. Additional information about the Exemption is found on pages 50-54 under the paragraph "ERISA *Considerations*". If the Exemption is not obtained, there will be certain differences in the Partnership terms.

Unless and until an Exemption is granted upon such terms and conditions as the General Partner, in its sole discretion, deems acceptable, only Artists will be permitted to become Limited Partners. If the Exemption is not obtained, the General Partner, in its sole discretion, may: (i) decide that no Plan can become a Limited Partner; or (ii) allow Artists to make Permitted Plan Contributions, provided that the value of such contributions held by Plans, determined at the time made, represent less than 25% of the value of each class of equity interest in the entity. Limiting such Permitted Plan Contributions to less than 25% of the value of each class of equity interest in the entity prevents application of the fiduciary, prohibited transaction and other provisions of ERISA (and corresponding prohibited transaction provisions of the Code). In the latter event, there can be no certainty that such Permitted Plan Contributions can be effected on some pro rata basis among all interested Artists.

If an Exemption is issued upon such terms and conditions as the General Partner, in its sole discretion, deems acceptable, Artists will be permitted to make Permitted Plan Contributions to their Plans as follows:

- An Artist may contribute his or her entire Partnership Unit to a Plan maintained by the Artist; or

- An Artist may contribute some or all of his or her Pooled Unit(s) to a Plan maintained by the Artist.

An Artist will not be permitted to contribute solely Artwork Unit(s) to a Plan maintained by the Artist.

The Artist is solely responsible for deciding whether or not to: (i) establish a new Plan or continue to maintain an existing Plan; (ii) make a Permitted Plan Contribution to a Plan; or (iii) contribute cash or other property to a Plan in addition to or instead of a Permitted Plan Contribution. The Artist is responsible for ensuring that a Permitted Plan Contribution (or any other contribution) is appropriate for the Plan maintained by the Artist and that all legal requirements applicable to such Plan, and to a contribution thereto (including a Permitted Plan Contribution), are satisfied. Additional information is available on pages 46-49 under the paragraph "*Tax Considerations*" and on pages 50-54 under the paragraph "*ERISA Considerations*".

Participation

Each Artist accepted by the General Partner will have an opportunity to exchange up to 20 Invested Works to the Partnership over a 20-year period in accordance with the following schedule:

Year	Number of Invested Works		Year	Number of Invested Works
1	2		11	0
2	2		12	1
3	2		13	0
4	2		14	1
5	2		15	0
6	1		16	1
7	1		17	0
8	1		18	1
9	1		19	0
10	1		20	1

At the General Partner's sole discretion, in any year an Artist may be permitted to exchange more than the number of Invested Works indicated above for that year, subject to the limitation of 20 Invested Works over 20 years. Failure to make further exchanges in accordance with the chart set forth above may lead to a Limited Partner being treated as a "Discontinued Partner", as described on page 44 under the paragraph "*General Information relating to the Partnership*".

Acceptance of any proposed Invested Work is subject to the sole discretion of the General Partner. The General Partner may require that it review proposed Invested Works prior to acceptance of such Invested Work. No proposed work or set of works will be an Invested Work unless and until it is so accepted. In the event that a proposed Invested Work is rejected, the Artist proposing the Invested Work in exchange for a Partnership Unit will have an opportunity to propose other works of art for consideration, again subject to acceptance at the sole discretion of the General Partner.

Criteria established by the General Partner for such acceptance include, as of the effective date of this Offering, a minimum market value for an Invested Work, of not less than $5,000. In the discretion of the

General Partner, a set of individual works of art (such as photographs) may be aggregated for treatment as an Invested Work in order to satisfy such a market value threshold e.g., due to the usual market value of individual works such as photographs being less than the established minimum. As only a minimum value may be set, the values of Invested Works at the time of acceptance will differ. Other than such difference being reflected in the value of the Artwork Unit component of the respective Partnership Unit, no distinction is made between Partnership Units to try to correlate Partnership Unit value to the value of the Invested Work accepted. The number of Pooled Units in each Partnership Unit is determined based solely on the chart set forth above.

Upon acceptance, the Partnership will have exclusive and undivided ownership of the Invested Works in any and all regards, including without limitations, any copyrights thereof, and the Artist will cease to have any ownership interest in the Invested Work for any purpose whatsoever.

Partnership Costs and Expenses

The Partnership does not expect Liquidations during at least its first 10 years from the effective date of this Offering to result in income sufficient to cover Partnership Costs and Expenses. "Partnership Costs and Expenses" are the costs and out-of-pocket expenses incurred by the Partnership for its actual operation including, without limitation, costs of storing, insuring and managing the Invested Works and direct management and administrative expenses. The General Partner is responsible, and will pay by capital contributions, for 20% of Partnership Costs and Expenses.

The Limited Partners are responsible for 80% of Partnership Costs and Expenses. Limited Partners will not be required to pay in advance for that 80% portion of Partnership Costs and Expenses. Instead, the General Partner will provide, subject to the availability to it of such funds as described below, the Limited Partners' portion (80%) of Partnership Costs and Expenses by way of loans to the Partnership (the "GP Loans"). If the Exemption is issued, the GP Loans will not bear interest, will not have the benefit of any security interests on the assets of the Partnership and will be repayable solely through Net Proceeds allocable to Pooled Units. If the Exemption is not issued, the GP Loans, repayable as described below through Net Proceeds allocable to Pooled Units, will bear a reasonable rate of interest.

Assuming issuance of the Exemption, current year's Partnership Costs and Expenses of Limited Partners, as well as the repayment of GP Loans, will be paid from Net Proceeds allocable to Pooled Units as follows:

- First, up to 100% of such Net Proceeds allocable to Pooled Units in a year, to payment of the Limited Partners' portion (80%) of that current year's Partnership Costs and Expenses; and

- Second, to the extent remaining after payment of the Limited Partners' portion of the current year's Partnership Costs and Expenses, an additional amount of up to 60% of such excess Net Proceeds allocable to Pooled Units to repayment of outstanding GP Loans.

To the extent remaining after payment of current Partnership Costs and Expenses and the repayment specified above of outstanding GP Loans, such excess will be distributed to the Limited Partners, pro rata by percentage of ownership of outstanding Pooled Units.

If the Exemption is not issued, the GP Loans may bear reasonable interest and the application each year of Net Proceeds allocable to Pooled Units will be as follows:

- First, up to 100% of such Net Proceeds (i.e. 40% of the total Net Proceeds), to repayment of outstanding GP Loans; and

- Second, to the extent remaining after payment of outstanding GP Loans, to payment of the Limited Partners' portion of the current year's Partnership Costs and Expenses.

To the extent remaining after repayment of outstanding GP Loans and the Limited Partners' portion of current Partnership Costs and Expenses, such excess will be distributed to the Limited Partners, pro rata by percentage of ownership of outstanding Pooled Units.

Distribution to General Partner.

Deferred Under Exemption. The deferral of the distribution of the Management Fee to the General Partner, and the order of the repayment of the GP Loans to the General Partner, is provided for subject to the issuance of the Exemption. As described on page 53 under the paragraph "*ERISA Partnership Considerations*", if the General Partner is considered a fiduciary under ERISA and the Code, the unrestricted exercise by the General Partner of discretion to sell Invested Works may be a prohibited transaction under ERISA as control of the timing of a sale by the General Partner (without considering the role of the Sales Committee) also could be considered control of the timing of compensatory payments (and loan repayments) to the General Partner. As part of the Exemption application, the General Partner agrees that distributions of its Management Fee with respect to Net Proceeds of Liquidations that involve a sale or a transfer of all or an undivided interest in the title to an Invested Work (which would not include a lease, license, loan or rental) will be deferred (subject to the next sentence) until the later of: (i) the January succeeding the fifth anniversary of the effective date of this Offering; and (ii) the July or January next succeeding the third anniversary of the date of the respective Liquidation. Notwithstanding the preceding sentence, a distribution of the Management Fee with respect to Net Proceeds of Liquidations that are sales will be made to the General Partner to the extent of the federal, state or local income tax actually payable by it on this deferred amount for the year involved as well as to the extent of tax on any subsequent interest thereafter credited on such deferred amounts. During this deferral period, General Partner deferred compensation amounts and any earnings thereon will be held in a segregated account as a Partnership asset subject to creditors of the Partnership.

No Exemption. If an Exemption is not issued, there will be no deferral of Net Proceeds payable to the General Partner.

Revisions If Exemption Not Issued

THE TERMS OF THIS OFFERING AND THE PARTNERSHIP AGREEMENT WILL BE REVISED IF THE EXEMPTION IS NOT ISSUED.

Those provisions, including but, in the sole judgment of the General Partner not limited to, terms itemized below, incorporated in the Offering and the Partnership Agreement for the purpose of securing the Exemption, will be removed if the Exemption is not issued on such terms and conditions as acceptable to the General Partner, in its sole discretion:

- The order of distribution of the 40% of Net Proceeds distributable to the Limited Partners, pro rata by percentage of Pooled Unit ownership;

- Existence of a Sales Committee;

- The deferral restrictions as to the distribution of the General Partner's Management Fee with respect to Net Proceeds of Liquidations that are sales; and

- The interest charged on the GP Loans.

Risk Factors

PARTICIPANTS SHOULD BE AWARE THAT PARTICIPATION IN THE PARTNERSHIP, EXCHANGE OF ART WORKS AND SUBSCRIPTION OR JOINDER FOR PARTNERSHIP UNITS INVOLVE A HIGH DEGREE OF RISK. PARTICIPANTS ARE ADVISED TO CONSIDER THE FOLLOWING FACTORS IN CONSIDERING WHETHER TO EXCHANGE ART WORKS AND SUBSCRIBE FOR INTERESTS OF THE PARTNERSHIP, OR TO ACCEPT AND HOLD A PERMITTED PLAN CONTRIBUTION, AND TO CONSULT WITH THEIR PROFESSIONAL ADVISORS WHEN DETERMINING WHETHER AN INTEREST IN THE PARTNERSHIP IS A SUITABLE INVESTMENT FOR THEM.

THIS IS A HIGH-RISK INVESTMENT AND PARTICIPANTS MAY LOSE A SUBSTANTIAL PORTION OR EVEN ALL OF THE VALUE REPRESENTED BY AN INTEREST IN THE PARTNERSHIP. ACQUIRING SUCH AN INTEREST IS, THEREFORE, SUITABLE ONLY FOR THOSE WHO ARE CAPABLE OF EVALUATING THE RISKS AND MERITS OF SUCH AN INVESTMENT AND WHO ARE PREPARED TO BEAR ANY LOSS WHICH MIGHT RESULT FROM SUCH INVESTMENT. IF YOU ARE IN ANY DOUBT ABOUT THE CONTENTS OF THIS DOCUMENT YOU SHOULD CONSULT YOUR ATTORNEYS, ACCOUNTANTS OR OTHER INDEPENDENT LEGAL AND FINANCIAL ADVISERS.

DESCRIBED BELOW IS A NON-EXHAUSTIVE LIST OF CERTAIN FACTORS RELEVANT IN DETERMINING WHETHER AN EXCHANGE OF ART WORKS FOR PARTNERSHIP UNITS IS SUITABLE OR WHETHER TO MAKE, ACCEPT OR HOLD A PERMITTED PLAN CONTRIBUTION. THE FOLLOWING DOES NOT PURPORT TO BE A COMPREHENSIVE SUMMARY OF ALL THE RISKS ASSOCIATED WITH PARTICIPATION IN THE PARTNERSHIP.

Risk Factors Related to the Partnership

No assurance of achieving investment objectives. There can be no assurance that the Partnership will achieve its objectives or that the Invested Works of the Partnership will generate income or capital appreciation of any kind. Partnership Units should be considered an illiquid and long-term investment. Although Partnership Units may produce income, it is possible that such income will be minimal. Further, the realization of gains, if any, and the allocation of distributions to Limited Partners will, in general, occur only upon the sale of Invested Works which is not expected to occur to any significant extent until after at least 10 years from the effective date of this Offering.

Timing of Liquidation of Partnership Assets. The Partnership has a stated life of fifty years. The General Partner is under no obligation to Liquidate any of the Investment Works prior to the end of such stated life. There can be no assurance that the Partnership will make any distributions to participants prior to the end of its stated life. Participants may therefore be unable to realize gains in the value of Invested Works or their Partnership Units prior to the end of the term of the Partnership. Further, to the extent that Invested Works are not significantly Liquidated, i.e., as to Invested Works as a whole or as to Invested Works of an individual Artist, cash distribution to Limited Partners may not materialize.

Warranties by the Partnership. The Partnership may be required to give warranties in connection with, Liquidation of Investment Works, for example, concerning the legal title of Invested Works and their original creation by the Artist. The Partnership may have to indemnify the purchasers of Invested Works to the extent that any such warranties are inaccurate. This may lead to the Partnership incurring contingent liabilities for which the General Partner may establish reserves or escrow accounts. The funds in the reserves or escrow accounts will not constitute Net Proceeds and will not be distributed to the Limited Partners unless and until all the terms and conditions of the Liquidation have been met.

Failure to keep a competitive advantage. The copy by third parties of the Partnership's method of operation may dilute the perceived selectivity of the Partnership in general and adversely affect any additional market value that may be attributed to Invested Works being accepted by the Partnership.

Additional Partnerships. Mutual Art US and Mutual Art BVI intend to establish additional partnerships or other structures for substantially the same purposes in the United States and internationally. Mutual Art BVI also is establishing a separate Partnership to invest funds raised in the acquisition of artworks. Such additional entities may have certain personnel common to the Partnership. Proliferation of such entities may dilute the perceived selectivity of the Partnership in general and adversely affect any additional market value that may be attributed to Invested Works by virtue of an Artist's participation in the Partnership. They also may present conflicts of interests in terms of the operation of the Partnership, including the Liquidation of its Invested Works. Further, upon participation by 250 Artists, or the expiration of six years from the effective date of this Offering, if earlier, Mutual Art US or Mutual Art BVI may establish one or more partnerships or similar structures for Artists residing in the Eastern US.

Risk Factors Related to Invested Works

Subjective valuations of Partnership assets. Works of art are inherently difficult to value due to the individual nature of each work and the subjective aspects of art valuation. As a result, the market value of Invested Works may be unproven and subject to great fluctuations and substantial uncertainty. There can be no assurance that the General Partner will find buyers or other Liquidation opportunities for the Invested Works; or that any prices paid upon the sale of Invested Works to buyers, or other Liquidation transactions, will result in realization by the Partnership of capital appreciation. The market demand for a particular Invested Work, or the Invested Works of one or more Artists, may decrease or may not materialize during the life of the Partnership and the sale or other Liquidation of such Invested Works may not be possible or value received diminished.

Fluctuations of art market. It cannot be guaranteed that the art market will rise in the future or be in the most advantageous position at the time that a decision is made to sell an Invested Work. Further, the illiquidity of the art market may adversely affect the ability of the General Partner to Liquidate Invested Works. Even in circumstances where the art market is very active, it may be the case that there is no market for a particular Invested Work or for the Invested Works of a particular Artist.

Political and economic risks. The value of the Invested Works may be affected by uncertainties such as international political developments, changes in government policies, changes in tax and other laws, restrictions on foreign investment and currency fluctuations. The art market also can be adversely affected during periods of economic or market uncertainty as during periods of recession or economic downturn. Political unrest, acts of war, terrorism, internal or external tensions and any future actions in this or other countries could affect the value of the Invested Works and therefore the value of the Partnership Units. Likewise there may be legal or political developments resulting in Invested Works becoming subject to confiscatory taxation, government regulation, expropriation or similar actions beyond the Partnership's control, which may adversely affect the Partnership.

Risk of physical loss or damage. Invested Works may from time to time be held in storage facilities that are subject to damage or destruction from natural disasters including earthquakes, tornadoes, hurricanes and other acts of "force majeure" or that suffer loss from fire, riots or other hazards. Losses may occur while art is in shipment or being held by a third party such as while on loan for an exhibition. The occurrence of such events may result in irreparable damage to Invested Works, or their complete loss, and it may not always be possible to insure against the loss resulting from such events.

Lack of adequate insurance coverage. The General Partner intends to procure, on behalf of the Partnership, insurance against fire, theft, transport damage and other risks in respect of the Invested Work as determined by the General Partner to be usual. Insurance coverage may prove insufficient if the value of the Invested Works increases significantly within a short period of time and the insured value has not been adjusted accordingly. Further, the insurer may contest or deny coverage under the terms of the applicable policy. Failure to notify the insurer of changes in circumstances or a claim of misrepresentation or fraud by the General Partner (or other person procuring the relevant insurance on behalf of the Partnership) may result in denial of coverage by the insurer.

Risk Factors Related to the Partnership Units

No market for Partnership Units. While Partnership Units may be transferable in connection with a Permitted Plan Contribution, or under certain circumstances specified in the Partnership Agreement, there is not now, nor is there likely to develop, a public or otherwise liquid market for the Partnership Units. The lack of a liquid market for Partnership Units may limit the transferability and hence the value of the Partnership Units.

No control over timing of sale of Invested Work. A Limited Partner will have no control over the timing of any sale or other Liquidation of any Invested Work. Such direction is held solely by the General Partner; subject to applicable review of sales by the Sales Committee but with no authority of the Sales Committee to initiate a sale. Accordingly, distributions attributable to Partnership Units will be subject to decisions made by the General Partner. The minority interest and lack of control with respect to Partnership operations also may affect the value of Partnership Units.

Dilution by Pooled Units. Upon repeated exchange of Invested Works by a particular Artist, the number of Pooled Units issued to such Artist in connection with subsequent exchanges increase. If an Artist does not continue to exchange Invested Works, the value of such Artist's Pooled Units may be diluted to the extent that other Artists continue to exchange Invested Works, and therefore receive an increasing number of Pooled Units for Invested Works in accordance with the applicable schedule as set forth on page 12. In addition, each Pooled Unit is entitled to one vote for applicable Partnership Agreement purposes. If an Artist does not continue to exchange Invested Works, no additional Pooled Units will be issued to such Artists and, as a result, such Artist's voting power will be diluted.

Risk Factors Related to the General Partner

Lack of operating history. The success of the Partnership will depend upon the ability of the General Partner to identify and attract Artists, to obtain their Invested Works and to profitably Liquidate such Invested Works. The General Partner, being a recently formed legal entity, does not have an operating history upon which Limited Partners may evaluate its likely performance. To the knowledge of the General Partner no other person has organized a structure whose goals of collecting, storing and liquidating works of art are similar to those of the Partnership. There is therefore no track record of the performance of entities similar to the Partnership to which Limited Partners may look for comparative rates of return and performance.

Broad discretion of General Partner. The General Partner has broad discretion as to the admission of Artists into the Partnership and the acceptance and Liquidation of Invested Works. There can be no assurance that the selection criteria or Liquidation criteria used by the General Partner to admit Artists, to accept Invested Works, or to Liquidate them, will correlate with maximizing the ultimate return to Limited Partners.

Inadequate funding of General Partner. The operations of the Partnership are being funded by a combination of capital contributions and loans from the General Partner. The General Partner does not currently have sufficient assets to fund all of the projected Partnership Costs and Expenses. There can be no assurance that the General Partner will be able to raise the funds necessary for continued operation of the Partnership or that the General Partner will continue to make loans to the Partnership. Further, the General Partner may borrow for the purpose of financing Partnership operations and such borrowing may increase the risk that the General Partner will be unable to sustain necessary Partnership funding.

The General Partner's independent auditors have expressed uncertainty regarding its ability to continue as a going concern because of its operating losses and its need for additional capital. The General Partner's financial statements do not include any adjustments to reflect the possible future affects on the recoverability and classification of assets or the amounts and classification of liabilities that might occur if it is unable to continue in business as a going concern.

No commitment of General Partner, Mutual Art US or Mutual Art BVI for Capital Contributions. The operations of the General Partner are being funded by loans from Mutual Art US who in turns borrows such amount from Mutual Art BVI. Neither Mutual Art US nor Mutual Art BVI are committed or obligated in any way whatsoever to extend such loans to the General Partner. There can be no assurance that Mutual Art US and Mutual Art BVI will make such loans to the General Partner. Further, there is no assurance that Mutual Art US and Mutual Art BVI will be able to raise the necessary funds in order to make such loans to the General Partner.

Inability to replace General Partner. The Partnership Agreement provides for the replacement of the General Partner as the general partner of the Partnership by the vote of the Limited Partners holding at least 75% of Pooled Units that are outstanding. Limited Partners may be unable to reach such level of consent and therefore may be unable to substitute a new general partner for the Partnership if the General Partner is unable to perform its obligations or if the Limited Partners are otherwise dissatisfied with such performance.

Conflicts of interest. The General Partner, Mutual Art US and Mutual Art BVI, their appointees and various agents may engage in a broad range of activities, including the establishment of similar partnerships or structures relating to art work both in the United States and internationally. The interests of such parties or similar partnerships or investment structures may conflict on occasion with the interests of the Partnership and the Limited Partners. Further, the President of the Partnership, and other personnel, may act in identical or similar capacities for similar structures. This also may result in situations where conflicts arise and decisions taken that may be alleged, and turn out, not to be in the best interest of the Partnership.

Further, should the Exemption be issued, and the General Partner deemed to be a fiduciary under ERISA, that law's fiduciary, prohibited transaction and other provisions will apply with respect to assets of the Partnership. In that event, the General Partner will use its best efforts to comply with these applicable ERISA provisions and not to engage in any transaction prohibited under ERISA, but there is no certainty that such an issue will not arise. Prospective Limited Partners should consult their own advisors with respect to these matters.

Reliance on certain key personnel. The General Partner will rely on the combined skills of the Director , the President and the Selection Committee, as well as such consultants and advisors as the General Partner may retain, such as the Advisory Board. If one or more of such persons were to be incapacitated or otherwise not able to provide their services to the General Partner, this may adversely affect the ability of the Partnership to achieve its objectives.

Risk Factors Related to Artists

Inability to attract Artists. The success and growth of the Partnership depends on the identity and number of Artists. To the knowledge of the General Partner there are no other operating partnerships or other structures (other than those formed or being organized by the General Partner or by its affiliates) whose goals of collecting, storing and liquidating works of art are similar to those of the Partnership. There is no assurance of market acceptance of this Partnership among artists and no assurance that artists with the intended profile will apply to exchange Invested Works for Partnership Units or continue to apply for the full schedule of 20 Invested Works. In such case, the General Partner may decide to dissolve the Partnership or continue the Partnership with fewer Artists and fewer Invested Works.

No proven market for Invested Works. Limited Partners may include Artists who have not yet established a discernable commercial market presence. The value of the Invested Works of such Artists is likely to be limited at the time of their admission or subsequently. These Invested Works may be subject to greater price volatility, or to a lack of a market, which may limit expected capital appreciation.

Values of Invested Works and Values of Partnership Units. An Artist will have no influence on, and may not be aware of, the identity of other Artists who are admitted to the Partnership or the quality or value of their Invested Work. Once accepted, each Invested Work is treated the same as being exchanged for a Partnership Unit, as described in this Offering. Even without consideration of the Management Fee or Partnership Costs and Expenses, it is possible that: (i) the value of the Partnership Unit received by an Artist for an Invested Work may be less than (or more than) the value of such Invested Work; (ii) the value of the Invested Work exchanged by one Artist will be less than (or more than) the value of Invested Works exchanged by other Artists; and (iii) the value of Partnership Units issued upon exchanges in the same year may differ due to differing values of the underlying Invested Works (i.e., the 40% interest in Net Proceeds of Artwork Units may differ based on the value of the respective Invested Works).

Returns subject to exchange of art works by *other Artists*. There can be no assurance as to the quality or value of Invested Works accepted by the General Partner; or that the Partnership will attain its objective of investments by 250 Artists; or that Artists will continue to exchange Invested Works for the maximum 20 year period at the specified rate; or that future works of an Artist will be accepted by the General Partner as Invested Works. As a result, the Partnership may not reach its projected holdings or diversification of Invested Works and the Invested Works it holds may not generate significant capital appreciation.

Successful Artist may discontinue participation, or contribute lesser works An Artist who becomes successful, or whose financial considerations change, may decide to discontinue exchanges of his or her works of art for Partnership Units, or to apply to exchange works of art that do not represent such Artist's best work. As there is no requirement that an Artist continue to exchange Invested Works, or that an Artist exchange his or her most valuable works of art, such actions by commercially successful Artists may result in Limited Partners not realizing the intended diversification and Pooled Unit value appreciation.

Liquidation Decision by Partnership may affect value of Artist works. The Artist has no influence on the timing of the Liquidation of his or her Invested Works, on the value assigned to such Invested Works or on the final selling price for his or her Invested Works. However, others, such as dealers and museums, may use such information when evaluating the Artist's other works of art not held by the Partnership and when assessing the likelihood of such other works of art to increase in value. As a result, the success of the Artist, and the value of his or her works, may be affected by the decisions made by the General Partner.

Risk Factors related to Tax and ERISA matters

ERISA Risks if Plans are Limited Partners. An Artist making a Permitted Plan Contribution will be responsible for compliance by the Plan and its sponsor with the rules of the Code, and of ERISA if applicable. Such Artist, as well as the Trustee, or other person with fiduciary authority with respect to the Plan, also may be subject to the fiduciary and other requirements under ERISA. The person subject to these fiduciary rules with respect to a Plan also is subject to personal liability for breach of a fiduciary duty.

Further, if Permitted Plan Contributions occur at such a rate that the Partnership is considered to consist of "plan assets" (See "ERISA Partnership *Considerations*" on page 53), the prohibited transaction provision of Section 4975 of the Code will apply to the Partnership, even if no Plan is subject to ERISA. If a Limited Partner is a Plan subject to ERISA, the fiduciary, prohibited transaction and other provisions of ERISA also could be applicable to the Partnership.

The combination of laws applicable to Plans and to the Partnership structure - ERISA, the Code and other federal and state laws - are complex. The application of these laws to the proposed operation of the Partnership, i.e., both the exchange of Invested Works and the possibility of Permitted Plan Contributions, as well as to the maintenance of Plans holding such Permitted Plan Contributions, is unique and without clear, guiding, precedent. Accordingly, there are uncertainties about the application of these laws to the operation of the Partnership and Plans and whether all possibly applicable legal issues have been considered or may develop in the future.

Tax issues related to Partnership Participation. Tax considerations under the Code apply to the Artist exchanging an Invested Work for a Partnership Unit, as well as to the Artist making, and to a Plan holding, a Permitted Plan Contribution. Please see "*Tax Considerations*" on page 46. In considering whether or not to become a Limited Partner, or to make a Permitted Plan Contribution, each Artist should consult his or her own advisors as to his or her personal situation.

Tax and ERISA issues related to Plans as Limited Partners. If a Plan becomes a Limited Partner, accepting and then holding Permitted Plan Contributions, special taxation and ERISA risks may apply for both the Plan, the Artist who sponsors that Plan and the fiduciaries of the Plan. Further details are given under the heading "*ERISA Considerations*" on page 50. Plan fiduciaries considering accepting and holding Partnership Units or Pooled Units should consult their own ERISA and tax advisors with respect to the applicability of ERISA and the Code to their Plans. Also, they should consider other risks related to the illiquidity of a Permitted Plan Contribution and events under the Plan which may require distribution of a Partnership Unit or Pooled Unit. A distribution of such an interest from a Plan may be subject to income taxation, while such distribution may not include any cash to pay applicable taxes.

Application of Code and ERISA if Artist has Employees. It is contemplated that Artists will be self-employed individuals with no employee (other than possibly a spouse). However, should the Artist, as a self-employed individual or the Artist as a legal entity, have employees, or contemplate having employees in the future, the application of ERISA to a Plan (as well as compliance with applicable Code provisions) increase the compliance requirements with respect to making Permitted Plan Contributions and to maintenance of the Plan. Please see "*Considerations for Plans Subject to ERISA*" on page 50. An artist with or possibly having such employees and contemplating Permitted Plan Contributions, should discuss these additional legal requirements with his or her advisors prior to beginning a Limited Partner, and also when an Artist is establishing, and while maintaining, a Plan.

Definition of Artwork Unit as a Collectible. Code Section 408(m) provides that if an individually-directed account under a tax-qualified plan acquires a "collectible," such as a work of art, the cost of such collectible will be treated as distributed (i.e., subject to current taxation as income) to the individual who directs that account. The General Partner believes that Permitted Plan Contributions of a Partnership Unit, even though it includes an Artwork Unit, should not constitute an acquisition of collectibles by an individually-directed account within the meaning of Code Section 408(m) but, rather, constitute the acquisition of a security. There can be no assurance that the IRS or a court will not decide to the contrary. Please see page 49 under the paragraph "*Collectibles*". A transfer solely of a Pooled Unit involves no interest in specific artwork and should not be a collectible for purposes of Code Section 408(m). However, the transfer solely of an Artwork Unit as a Permitted Plan Contribution is not permitted as such an interest, if other requirements of Section 408(m) are met, may be treated as a direct ownership in a specific work of art.

In kind contributions. In-kind contributions by the sponsor of a defined benefit plan subject to the Code and ERISA may be subject to the prohibited transaction provisions contained in these laws. While the General Partner believes that these provisions should not be applicable to Permitted Plan Contributions, which involve a discretionary profit sharing plan with no obligation imposed upon the Plan sponsor to contribute, there can be no definitive assurance, absent an Exemption, that the DOL, the IRS or a court will not hold to the contrary. Please see page 51 under the paragraph "*In Kind Contribution of Units to Plan*"

Partnership Assets as Plan Assets. If the assets of the Partnership are deemed to be "plan assets", the General Partner, the Director and the President, the Sales Committee and others may be considered to be ERISA fiduciaries with respect to these assets. The Exemption is being sought in the expectation that absent limits on the number of Permitted Plan Contributions the "plan asset" rules will apply to the Partnership and its transactions. It is not expected that compliance with the rules of ERISA and the conditions of the Exemption, will materially affect the performance of Partnership Units. However, there is no certainty as situations may arise where absent an exemption from the DOL the General Partner will not be able to engage in or effect a transaction because of the applicability of ERISA. Further, unanticipated changes in existing requirements or adoption of new requirements could materially adversely affect the business of the Partnership and results of its operation.

A determination that the Partnership or the General Partner did not comply with applicable requirements of ERISA (or Section 4975 of the Code), or of the Exemption, could result in litigation, regulatory enforcement actions or imposition of excise taxes. Although the General Partner expects that the Partnership will be operated in material compliance with applicable legal requirements of ERISA, the Code and the Exemption, there can be no assurances that a violation will not occur or that there will be no changes in existing requirements or adoption of new requirements. Prospective Limited Partners should see page 53 under the paragraph "*ERISA Partnership Considerations*" and also should consult their own advisors with respect to these matters.

Risk Factors Related to the Exemption

No assurance of obtaining the Exemption. There is no certainty that the Exemption will be obtained upon such terms and conditions as the General Partner, in its sole discretion, deems acceptable. The Exemption may not be issued, if at all, until sometime in the fourth quarter of 2005 or in 2006. In the event that the Exemption is not issued, Artists may be limited in their ability, or not able at all, to make Permitted Plan Contributions. Invested Works will not be returned if the Exemption is not issued.

Amendment to Partnership structure if no Exemption is issued. Certain Partnership provisions were included in contemplation of securing the Exemption with respect to Permitted Plan Contributions. In the event that the Exemption is not granted, features of the Partnership designed in the context of the Exemption application, as determined by the General Partner, will be revised in a manner that may adversely affect Limited Partners, such as the timing and amount of distributions to Limited Partners, e.g., including provisions affecting the order of payment of Net Proceeds with respect to payment of GP Loans for Partnership Costs and Expenses as described on page 16 under the paragraph *"Revisions if Exemption not Issued"*.

Other Risk Factors

Importance of Obtaining Professional Advice. Prospective Limited Partners are strongly urged to consult their own ERISA, tax and legal advisors, as applicable, regarding the consequences or advisability of investing in the Partnership, of adopting and maintaining a Plan (either as a self-employed person or as an entity, including relevant factors relating to whether there are or will be employees other than a spouse), or of making or accepting Permitted Plan Contributions. The exchange by Artists of Invested Works is not, in any respect, a representation by the General Partner or the Partnership, or any of their affiliates, that a Permitted Plan Contribution by an Artist will have the contemplated tax results and meets all of the legal requirements applicable to the establishment or maintenance of Plans; or that such an investment is appropriate under ERISA or the Code for retirement plans generally, or for any particular Plan or Artist. Neither the General Partner nor the Partnership is responsible for furnishing tax or legal advice on these issues.

Changes in the Law. No assurance can be given that future legislation, court decisions, administrative regulations, rulings or pronouncements will not significantly change current laws or regulations, or interpretations of such laws or regulations. Any such change may be retroactive and thereby apply to transactions entered into prior to the date of enactment or release.

Number of Limited Partners

While no more than 250 Artists may exchange Invested Works for Partnership Units, the Partnership may have more than 250 Limited Partners, depending on the number of Artists who make Permitted Plan Contributions to their Plans. Only Plans established by Artists who individually also are participants in their respective Plans will be admitted as Limited Partners.

Item 4. Plan of Distribution

Offerees

This Offering is being made only to Artists residing in the Eastern US. Such Artists must demonstrate to the General Partner and the Screening Committee that they meet specified criteria; in general that they are emerging or contemporary artists represented by a gallery or being pursued by galleries who have potential for growth and success. Potential for growth and success may mean, for example, that there is demand for the artwork of the Artist, press coverage of the Artist, or that the works of art of the Artist are shown in recognized collections, in shows, galleries or museums, or the Artist has received awards, scholarships, or grants.

Offerees will be screened and selected by the General Partner through its Selection Committee, and will be accepted as Limited Partners at the General Partner's sole discretion.

Manner of Distribution

Partnership Units are not being offered through underwriters. No discounts or commissions will be allowed or paid to others in connection with the sale of Partnership Units. No Partnership Units will be offered through the selling efforts of brokers or others. The Partnership has no arrangements for the return of Invested Works to subscribers if all of the Partnership Units to be offered are not issued.

Item 5. Use of Proceeds to Issuer

The information set forth in Item 3 of this Offering Circular under the headings "*Participation*" on page 14; "*Partnership Costs And Expenses*" on page 15, "*Distribution To General Partner*" on page 16 and "*Revisions If The Exemption Not Issued*" on page 16 is incorporated herein by reference.

Item 6. Description of Business

The General Partner has the exclusive right and power to manage the business and affairs of the Partnership. The General Partner will operate primarily through the President, the Director and the Selection Committee. The General Partner will be responsible for selecting Artists, selecting the works that each Artist will exchange for Partnership Units, valuing the works annually, storing, insuring and Liquidating them.

Valuation:

Valuation of Invested Works: On an annual basis, the General Partner will consider primary and secondary market prices on comparable works, consult with Artists with respect to their Invested Works, or with their respective dealers, as considered necessary to value Invested Works and take such other actions as necessary to establish a market value in accordance with a written valuation procedure established by the General Partner. Such procedures will be reviewed by an independent certified appraiser as to consistency with valuation methodologies that would be applied by the certified appraiser for IRS valuation purposes. There can be no assurance that Invested Works can or actually will be liquidated for the values so established or that such value will not be challenged, such as by the IRS, or ultimately overturned.

Valuation of Artwork and Pooled Units:

Based on the valuation of Invested Works as determined under the process described above, the value of the Partnership Units (the values of the respective Artwork and Pooled Unit components of Partnership Units) will be set annually. Unit values may be further adjusted or subject to discount to reflect relevant factors as determined by the General Partner, such as for lack of marketability of Partnership Units, minority interest and lack of control by Limited Partners of Partnership operations. The Partnership Units' value will be further adjusted to reflect the Management Fee, as well as to reflect any impact on value attributable to the cumulative obligation with respect to Partnership Costs and Expenses.

Reports:

The General Partner will provide each of the Limited Partners with a report detailing the annual valuation of their respective Invested Works and Pooled Units and the accumulative Partnership Costs and Expenses.

Storage:

Invested Works not lent to third parties will be stored in secure storage with a facility that has experience in the field of transportation and storage of works of art. For this purpose, the General Partner has entered into an agreement with Crozier Fine Arts, Inc. of 525 West 20th Street, New York, NY 10011 to secure space in a storage facility located at Newark, New Jersey (the "Warehousing Agreement"). According to the Warehousing Agreement, the General Partner is required to pay only for the space actually used by it per month. The initial term of the Warehousing Agreement is three years.

Insurance:

The General Partner engages AXA Art Insurance Corp. of 4 West 58th Street, New York, NY 10019, to provide insurance coverage for the Invested Works while in storage, during transportation and while on loan in an amount deemed by the General Partner to be appropriate. The total amount of insurance coverage is $1,000,000. The General Partner will periodically review and may replace or appoint additional insurers during the term of the Partnership if the terms of the services appear to it to be advantageous to the Partnership.

Partnership Costs and Expenses:

Partnership Costs and Expenses include, without limitation: (i) legal and accounting expenses – currently anticipated to be up to $70,000 per year; (ii) storage, insurance, packaging and transportation, charges expected to vary depending upon the number of Invested Works- currently anticipated to be up to $20,000 in year 2005 and up to $100,000 in year 2009; (iii) marketing and public relations, including web site maintenance – currently anticipated to be up to $50,000 per year; and (iv) direct management and administration costs – currently anticipated to be up to $110,000 per year. Direct management and administration costs include the remuneration paid to the Director, the members of the Selection Committee, the members of the Sales Committee and to any employee and contractor of the Partnership, as well as direct costs such as telephone, postage, etc.

Partnership Costs and Expenses do not include the costs and expenses associated directly with the Liquidation of the Invested Works, which will be deducted from the Net Proceeds of each Liquidation. The costs and expenses associated directly with the Liquidation of the Invested Works include: commissions to third parties (including auction fees), restoration costs, framing costs and equipment costs where technical equipment is required to review and evaluate the respective Invested Work.

Of the Partnership Costs and Expenses, 20% will be paid as a capital contribution of the General Partner. The remaining 80% will be borne by the Limited Partners but payable solely from Net Proceeds, generally as repayment of the GP Loans as described on page 15 under the paragraph "*Partnership Costs and Expenses*". Unless the Exception is not issued, the GP Loans will not bear interest and will not have the benefit of any security interests on the assets of the Partnership.

The funds necessary to cover the Partnership Costs and Expenses are intended, but not required, to be loaned to the Partnership (through the General Partner) by Mutual Art US. Such funds are intended, but not required, in turn, to be provided to Mutual Art US by Mutual Art BVI. Mutual Art BVI intends, but is not obligated, to raise these funds from third party investors, financial institutions or other third parties in exchange for shares of Mutual Art BVI. There is no assurance that Mutual Art BVI will raise the necessary funds, or continue to provide them, and in the event of a failure to obtain the necessary funds the General Partner and the Partnership may dissolve.

Establishment of Artist Plan

An Artist may make a Permitted Plan Contribution to a Plan newly established by the Artist or to one already in effect. The Trustee, or other appropriate fiduciary of the Plan, will be required to execute a Joinder Agreement, and such other documentation as the General Partner deems necessary, before the Plan becomes a Limited Partner.

To assist Artists who wish to establish Plans, the General Partner has made arrangements with the Wolf Law Group ("Wolf"), 185 Willis Avenue, Mineola, NY 11501, to provide IRS-approved volume submitter plan documents for an Artist to initially establish a Plan. These volume submitter plan documents have been pre-approved by the IRS, and an individual IRS determination may not be needed to secure reliance if the adopting Artist has no employees. There is no cost to the Artist for the availability from Wolf of these documents. Mutual Art BVI has paid that cost. However, neither Mutual Art BVI, Mutual Art US, the General Partner nor the Partnership makes any warranty as to the Wolf plan documents. An Artist may utilize the services of another advisor or consultant other than Wolf to establish a Plan.

To maintain tax benefits, all Plans must maintain their qualified status under Section 401 of the Code, as well as comply with certain federal filing requirements. Artists will be responsible for maintaining and operating their Plans in compliance with applicable law, including the Code and ERISA, if the Plan is subject to ERISA. The Code also has special rules that apply to deductions by Artists with respect to Permitted Plan Contributions. For example, there are deduction limitations on contributions to tax-qualified plans discussed on page 48 under the paragraph "*Code Limitations on Deductions for Contributions to Plans*" and different requirements that apply if the Artist has employees. The Artist may engage Wolf, at the Artist's expense but able to utilize a fee schedule negotiated by Mutual Art BVI, to provide assistance to the Artist in establishing, maintaining and operating his or her Plan in accordance with applicable Code and other legal provisions; or may retain another consultant or advisor for Plan compliance and advice purposes. The General Partner and the Partnership will not furnish such tax or Plan compliance assistance or advice, and neither Mutual Art BVI, Mutual Art US, the General Partner or its affiliates, or the Partnership, will be liable for the failure of an Artist to maintain or operate its Plan or to properly make Permitted Plan Contributions in compliance with applicable law, or for any services rendered by Wolf.

Item 7. Description of Property

The Partnership has no materially important physical properties. The Partnership leases office space at 156 Fifth Avenue, Suite 323, New York, New York 10010.

Item 8. **Directors, Executive Officers and Significant Employees**

Mutual Art BVI

The Directors of Mutual Art BVI are as follows:

Name	Age	Year First Became Director
Moti Shniberg, Chairman	33	2003
Prof. Dan Galai	60	2003
Ron Zuckerman	47	2003
Gary Fuhrman	43	2004
David A. Ross	56	2003

Moti Shniberg: Moti Shniberg is the founder of ImageID (www.imageid.com), a company that applies pattern recognition and identification technologies to a wide range of industries. Mr. Shniberg served as CEO of ImageID from its inception until 2002. Mr. Shniberg now serves as ImageID's Chairman. Mr. Shniberg is the co-founder, CEO and President of Mutual Art BVI. Mr. Shniberg devotes all of his business time and attention to his duties and obligations at Mutual Art BVI.

Prof. Dan Galai. Prof. Dan Galai is the Abe Gray Professor of Finance and Business Administration at the Hebrew University, School of Business Administration in Jerusalem. Prof. Galai was a visiting professor of finance at INSEAD and at the University of California, Los Angeles and has also taught at the University of Chicago and at the University of California, Berkeley. Prof. Galai holds a Ph.D. from the University of Chicago and undergraduate and graduate degrees from the Hebrew University. Prof. Galai has served as a consultant for the Chicago Board Options Exchange and the American Stock Exchange as well as for major banks. Prof. Galai has published numerous articles in leading business and finance journals on options, risk management, financial markets and institutions, and corporate finance. Prof. Galai is a coauthor of Risk Management published by McGraw- Hill, July 2000. Prof. Galai was a winner of the first annual Pomeranze Prize for excellence in options research presented by the CBOE. Prof. Galai is a co-founder of Sigma P.C.M. (www.sigma-pcm.co.il), which engages in portfolio management and corporate finance. Prof. Galai is the co-founder and Executive Vice-President of Mutual Art BVI. Prof. Galai devotes one half of his business time and attention to the transaction of Mutual Art BVI business.

Ron Zuckerman: Mr. Zuckerman has been active as an entrepreneur and investor in the Israeli high tech Industry for most of the last fifteen years. Mr. Zuckerman was the founder and is currently acting as chairman of Sapiens International, a software company traded on NASDAQ, was the founder and chairman of Precire Software Solutions, another software company that was traded on NASDAQ up to its acquisition in late 2003 by Veritas in a cash transaction valued over $600 Million, and is an investor and a board member in various publicly and privately held companies. Mr. Zuckerman is the founder and a managing partner in several investment funds including the Magnum Communications Fund and the First Israel Turnaround Fund.

Gary Furman: Mr. Fuhrman is Chairman and CEO of GF Capital, a New York based merchant banking firm that makes principal investments in operating companies primarily in the media and consumer products sectors, as well as in real estate. Mr. Fuhrman is a graduate of the Wharton School of the University of Pennsylvania.

David A. Ross: Mr. Ross is the Executive Vice-President of Mutual Art BVI. David also serves as the President of the General Partner and as a member of the Selection Committee. Mr. Ross has more than 30 years experience as an art museum professional and has served as director of the San Francisco Museum of Modern Art, the Whitney Museum of American Art, and the Institute of Contemporary Art in Boston. Mr. Ross has been involved in the organization and jurying process of major international exhibitions including the Venice Biennale, Documenta and The Carnegie International. Mr. Ross is a Trustee of the Studio Museum in Harlem and has been a member of the Board of Trustees of the Tiffany Foundation, the Exhibitions Advisory Committee of the American Federation of the Arts, and the media arts policy committee of the Rockefeller Foundation. Mr. Ross also served as a lecturer for the Art History department of Harvard University and the School of Arts at Columbia University. Mr. Ross is also the Vice Chairman of the Beacon Cultural Foundation in Beacon, New York, an independent curator.

The General Partner

The Partnership is managed by the General Partner, primarily through the President and Director. The General Partner has the exclusive right and power to manage the business and affairs of the Partnership with all powers necessary, advisable or convenient to carry out and implement any and all of the purposes and objectives of the Partnership, including, without limitations, to select and admit Artists and Invested Works, to value Invested Works, to store and insure such works and to Liquidate them.

The directors and executive officers of the General Partner are as follows:

Name	Age	Year First Became Director	Positions and Offices with the Partnership or General Partner
David A. Ross	56	2003	President of the General Partner, Vice President of Mutual Art BVI and member of the Selection Committee
Pamela Auchincloss	49	2004	Director of the Partnership and a member of the Selection Committee

David A. Ross. Biography provided above. As the President of the General Partner, David A. Ross is responsible for selecting and hiring the Director and approving the Selection Committee members suggested by the Director. In addition, the President oversees the entire process of selecting the Artists and the artwork exchanged, and the logistics operations of the Partnership, including Liquidations.

Pamela Auchincloss. Biography provided below. As the Director of the Partnership, Ms. Auchincloss is responsible for nominating the members of the Selection Committee (actual appointment to the Selection Committee is contingent on the President's approval) and for managing the process of selecting Artists and artworks to the Partnership. In addition, as the Director, Ms. Auchincloss is responsible for working with third party service providers to assure proper transport, storage, and insurance of the Invested Works and for maintaining contact and good relations with the Artists and attend to any needs or concerns that they may have in relation to the Partnership.

From 1980 through 1993 Ms. Auchincloss owned and operated Pamela Auchincloss Gallery, a commercial art gallery, first in California and then in New York City. In 1993, Ms. Auchincloss began directing her interests and efforts towards education and curatorial services. For the past ten years, Ms. Auchincloss (through her company) has organized and circulated more than 65 monographic and thematic group exhibitions to university art galleries, regional art museums, and contemporary art centers through her company, Pamela Auchincloss Arts MS. Ms. Auchincloss has served on numerous community and arts-related boards, including the University of California, Santa Barbara Board of Governors and the

Board of Trustees for the Santa Barbara Contemporary Arts Forum, the University Art Museum, UCSB, Danspace Project at St. Mark's Church, Housing Works, Inc. and Pratt Institute. Ms. Auchincloss is also a member of the Council on the Environment of New York City, a mayoral appointment, and the Advisory Committee for The Mobile Kitchen/Classroom, a community education project under the auspices of the New York Restoration Project.

Selection Committee

The members of the Selection Committee of the Partnership are as follows:

Name	**Age**	**Year First Became Committee Member**
Clarissa Dalrymple	64	2003
David A. Ross	56	2003
Jack Tilton	54	2003
Simon Watson	50	2003
Pamela Auchincloss	49	2004
Dan Cameron	48	2005

Clarissa Dalrymple is a private art dealer and curator. Ms. Dalrymple began her career in the arts in 1983 as the assistant to Nicole Klagsbrun - the then Director of the Paul Olsen Gallery in New York. In early 1984, Dalrymple and Klagsburn opened the Cable Gallery, where they represented acclaimed artists such as James Nare, Haim Steinbach, Clegg & Guttman, Karl Apfelschnitt, Chris Wool, Ashley Bickerton, Barbara Ess and Dan Graham. Ms. Dalrymple has curated shows at Stein/Gladstone Gallery, Marc Selwyn Fine Art, and Nicole Klagsburn Gallery. In 1992, at Stein/Gladstone, Dalrymple curated an illustrious 12-person group show of the Young Brits featuring Damien Hirst, Sarah Lucas, and Rachel Whiteread. In addition, she curated a 3-person exhibition at Stein/Gladstone that featured Nancy Rubin, Sam Reveles, and Matthew Barney. Ms. Dalrymple was born and educated in England and has lived in New York since 1968.

David A. Ross. Biography provided above.

Jack Tilton is the founder of the art galleries – "Jack Tilton Gallery, New York" and "Roberts & Tilton Gallery, Los Angeles." Mr. Tilton specializes in the discovery of emerging, contemporary art, in abstract expressionism, and in European modern art. Mr. Tilton has discovered and worked with contemporary artists such as Kiki Smith, David Hammond, Francis Alÿs, Marlene Dumas, and Huang Yong-Ping. Mr. Tilton graduated from Babson College, a renowned business school located in Wellesley, Massachusetts. For seven years, from 1976 until 1982, Mr. Tilton worked for the art dealer Betty Parsons, who helped launch the careers of Jackson Pollock, Mark Rothko, Ellsworth Kelly, Robert Rauschenberg, Agnes Martin, and many more. In 1983, he opened Jack Tilton Gallery in New York. With his second gallery in Los Angeles, California, Mr. Tilton maintains a strong East-West coast connection in the discovery and exhibition of emerging artists. Currently, Mr. Tilton is in the process of starting a studio exchange program in Beijing in order to foster a dialogue between young, emerging artists from China and other artists from around the world.

Simon Watson. From 1979-1991 Mr. Watson directed a commercial gallery (Baskerville Watson Gallery) dedicated to exhibiting emerging visual artists. In 1993, Mr. Watson founded the non-profit arts group Downtown Arts Projects. Dedicated to emerging artists, DAP has presented more than 5,000 artists in all disciplines through the annual Downtown Arts Festival, a career development website named EmergeProject.net, and the arts guide "Simon Says". Mr. Watson has led more than 500 public art tours to galleries and museums and is a faculty member at the School of Visual Arts as well as New York University. Mr. Watson has been a guest lecturer at dozens of universities (CalArts, Columbia University, Hunter College, Yale University) and museums (Bronx Museum, Dia, New Museum, Studio Museum in Harlem, Whitney Museum of American Art). Mr. Watson serves on the Boards of Swiss Institute and RU.S.H Arts, and Advisory Boards of Bard's Center for Curatorial Studies and The New School's Vera List Center. Mr. Watson received a BA in art history from Williams College.

Pamela Auchincloss. Biography provided above.

Dan Cameron. Mr. Cameron is an art critic and curator based in New York since 1979. Mr. Cameron has published over two hundred fifty texts on art in various international publications, including Artforum, Parkett, Frieze and Flash Art. Mr. Cameron has contributed to numerous museum catalogues, including for the following institutions: the Royal Academy of Art, London; San Francisco Museum of Modern Art; Hirschhorn Museum and Sculpture Garden, Washington, DC; Stedelijk Museum, Amsterdam; and Carnegie Museum of Art, Pittsburgh. As an independent curator, Mr. Cameron has organized large-scale exhibitions of contemporary art at several venues, including "Art and its Double" (Fundacio 'la Caixa,' Barcelona, 1986); 'Aperto,' Biennale di Venezia (1988), "Cocido y Crudo" (Centro Renia Sofia, Madrid, 1994-95), "Threshold" (Fundação de Serralves, Oporto, 1995); and "Theory of Leisure" (Coleccion Jumex, Mexico City, 2002). Mr. Cameron was most recently curator for the 8th International Istanbul Biennial, September-November 2003. Mr. Cameron has been Senior Curator at the New Museum, New York City, since 1995.

Sales Committee

No later than the earlier of the second anniversary of the effective date of the Offering or prior to the decision by the General Partner to sell the first Invested Work, the General Partner shall establish a Sales Committee consisting of independent individuals qualified to evaluate General Partner sale decisions. The members of this Sales Committee will have no direct or indirect interest in the Partnership, its affiliates or the operations of any of these entities. The Sales Committee will review General Partner decisions regarding Liquidations that are sales. In making its decisions, the General Partner will consider the criteria set forth in Exhibit 15.1 and such other criteria as the General Partner considers relevant. The Sales Committee may prohibit the General Partner from consummating a sale that it determines not to be in the best interest of the Partnership. The Sales Committee, in its sole discretion, will have the authority to retain its own independent advisors.

After the initial designation of Sales Committee members, each vacancy in the Sales Committee will be filled by the remaining members of the Sales Committee, choosing a member from a list of three nominees proposed by the General Partner.

Advisory Board

Mutual Art BVI has established an Advisory Board to assist, *inter alia*, in creating guidelines for the management and administration of the Partnership and to advise the General Partner regarding the operation of the Partnership. The members of the Advisory Board of the Partnership are as follows:

Name	Age	Year First Became Committee Member
John Baldessari	74	2003
Bruce W. Ferguson	59	2003
Raymond McGuire	48	2003
Irving Sandler	71	2004
Kiki Smith	51	2003
Jerry Wind	67	2003

John Baldessari is an artist. Mr. Baldessari is represented in most of the world's major contemporary and modern museum collections. Mr. Baldessari's work has been presented in hundreds of shows and major retrospective exhibitions, both in the United States and in Europe.

Bruce Ferguson is the Dean of the Columbia University Graduate School of Arts. Mr. Ferguson has previously held teaching positions at the University of Pennsylvania Graduate School of Fine Arts, The Center of Curatorial Studies Bard College, Parsons School of Design and Yale University. Mr. Ferguson is also an author and editor of art books, including monographs on Ann Hamilton, Gary Hill, and Jenny Holtzer, along with a collection of theoretical essays co-authored with Sandy Nairne, Reesa Greenberg, David Moos, and David Pagel.

Raymond McGuire is a worldwide Co-Chairman of Morgan Stanley's Mergers and Acquisitions Group based in New York City. Mr. McGuire serves on several Boards including, The International Center of Photography (President), the Studio Museum in Harlem (Chairman), and the Whitney Museum of American Art (Executive Committee). Mr. McGuire also serves on the boards of The Enterprise Foundation, The Joseph & Claire Flom Foundation and the New York Presbyterian Hospital.

Irving Sandler is an art historian and critic. In the 1950s, Mr. Sandler began his career in the arts as Director of the Tanager Gallery, Program Chairman for the Artists' Club, and served as a reviewer for ArtNews and Art International. In the 70s, Mr. Sandler began publishing his collected interviews and reviews as well as his critically acclaimed surveys of contemporary art, including The Triumph of American Paintings: A History of Abstract Expressionism (1970), The New School: The Painters and Sculptors of the Fifties (1978), American Art of the 1960s (1988), and Art of the Postmodern Era: From the Late 1960's to the Early 1990s (1996). Mr. Sandler recently published his most personal work, A Sweeper-Up After Artists: A Memoir (2003). In 1972, Mr. Sandler was instrumental in the organization of "Artist's Space," a pioneering alternative exhibition space for young artists. Chuck Close, Cindy Sherman, Nan Goldin, and Barbara Kruger are among the many figures who received important early recognition there. For nearly twenty years, Mr. Sandler taught art history at SUNY Purchase and held positions in academic and curatorial organizations such as the College Art Association, Independent Curators Incorporated (ICI), the National Endowment for the Arts, the Sharpe Art Foundation, and the Public Art Fund.

Kiki Smith is an artist. Ms. Smith makes sculpture of and about the body in diverse materials such as bronze, paper, and wax. In the late 1970s and early 1980s, Ms. Smith was associated with the artist's collective Collaborative Projects, Inc. (Colab), and participated in the celebrated Times Square Show of 1980. Ms. Smith's work has been presented in one-person and group shows in museums around the world, including the Museum of Modern Art, the Whitney, the Solomon R. Guggenheim Museum, and the Metropolitan Museum of Art, the Albright - Knox Art Gallery, the Tate Modern, the National Gallery of Canada, and the Museum of Contemporary Art, Los Angeles. A major traveling retrospective of Ms. Smith's prints and multiples appeared at the Museum of Modern Art in the winter of 2003-2004.

Prof. Jerry Wind is the Lauder Professor of Marketing at The Wharton School, University of Pennsylvania, the Director of the SEI Center for Advanced Studies in Management, and the Academic Director of The Wharton School Fellows Program. Prof. Wind is the founder of the Executive MBA Program at The Wharton School. Prof. Wind has contributed to over 250 professional and academic publications and has authored as many as 20 books on the subject of competitive business strategy. Prof. Wind is a trustee of the Philadelphia Museum.

Item 9. Remuneration of Directors and Officers

David Ross and Pamela Auchincloss were the only officers of the Partnership and the General Partner and they received the following remuneration during the Partnership's last fiscal year. No other officers or directors of the Partnership or the General Partner received remuneration during the Partnership's last fiscal year. David Ross' services as the President of the General Partner are contracted by the General Partner from the Management Company, since it is the intention that David Ross' will provide similar services to other partnership or similar structures in the US and internationally.

Name	Position	Aggregate remuneration
David Ross	President of the General Partner	$75,000 in cash plus options to purchase share of Mutual Art BVI at nominal value (currently, $0.01 per share)
Pamela Auchincloss	Director of the Partnership	$37,500 in cash plus options to purchase share of Mutual Art BVI at nominal value (currently, $0.01 per share)

Item 10. Security Ownership of Management and Certain Securityholders

Below is a diagram of the ownership and holdings of the various entities affiliated with the General Partner of the Partnership:



Private Investors
Mutual Art BVI
100% Ownership
Mutual Art US Inc.
100%
100%
The Management Company
services
fees
APT Management (New York), LLC "General Partner"
Artist Pension Trust (New York), LP "Partnership"
1st Artist
Up to 250 Artists

Mutual Art BVI

Mutual Art BVI was incorporated on February 18, 2003 under the laws of the British Virgin Islands. Its objectives are to design, structure and market financial products for the art industry. Mutual Art BVI has invented, designed, structured and is executing the business method underlying the Partnership. As stated above, Mutual Art BVI, directly or through Mutual Art US, is establishing simultaneous to this Offering substantially the same structure for artists residing in states west of the Mississippi River, as well as entities with a similar barter structure internationally, in the United Kingdom, in Germany and possibly other areas.

Mutual Art US

Mutual Art US is a company incorporated and existing under the laws of the State of Delaware. It is a wholly owned subsidiary of Mutual Art BVI. Mutual Art US is the sole member of the General Partner. Moti Shniberg and Dan Galai serve as the directors of Mutual Art US.

The General Partner

The General Partner has the exclusive right and power to manage the business and affairs of the Partnership with all powers necessary, advisable or convenient to carry out and implement any and all of the purposes and objectives of the Partnership, including, without limitations, to select and admit Artists, accept Invested Works, store and insure such Invest Works and Liquidate such Invested Works (subject to Sales Committee review with respect to sales).

The General Partner will engage the services of a President (initially, David A. Ross), a Director (initially, Pamela Auchincloss), up to 10 members of an Advisory Board; and up to 5 members of a Selection Committee. The services of Mr. David Ross will be contracted from the Management Company and all other individuals will be engaged on a non-exclusive, primarily independent contractor, basis. Each member of the Advisory Board and of the Selection Committee will be allowed to engage in other activities, except for competing activities, provided that such other activities do not conflict with their duties and responsibilities to the Partnership.

The Management Company

The Management Company (APT Management USA, Inc.) is a corporation incorporated and existing under the laws of the State of Delaware and is wholly owned by Mutual Art US. Moti Shniberg and Dan Galai serves as the directors of the Management Company. Certain administrative and management services that are common to the General Partner, the Partnership and other similar structures in the U.S. and in other countries may be provided to the Partnership through the Management Company pursuant to the Management Agreement attached hereto as Exhibit 4.4 (the "Management Agreement"). The General Partner may assign certain of its Management Fee to the Management Company in consideration for services rendered to it by the Management Company.

Item 11. Interest of Management and Others in Certain Transactions

Mutual Art BVI intends, but is not obligated, to raise, from third-party investors, financial institutions or other third parties, the funds necessary to finance and support the operation of the Partnership and the General Partner. Mutual Art BVI will lend such funds to Mutual Art US in exchange for Capital Notes. Mutual Art US then will lend these funds to the General Partner in exchange for similar Capital Notes.

The terms of the Capital Notes are as follows: Mutual Art US may repay to Mutual Art BVI sums lent pursuant to the Capital Notes at any time. The Capital Notes will not bear interest. The Capital Notes will not expire on any fixed date, and Mutual Art US is not obligated to repay the note amounts on a fixed date. The obligations of Mutual Art US to repay the Capital Notes will be subordinate to all other current and future debt of Mutual Art US. Upon the demand of Mutual Art BVI, the Capital Notes will be convertible into shares of Mutual Art US in an aggregate amount reflecting the fair market value of the shares of Mutual Art US. The Capital Notes are attached hereto as Exhibit 4.2.

Mutual Art BVI and Mutual Art US will bear the initial expenses incurred in connection with, or related to, the formation of the General Partner and the Partnership and the availability of volume submitter documents for initial adoption of Plans by Artists. To date, these costs are $370,000.

Mutual Art US may, but is not required to, lend, in turn, funds to the General Partner by way of Capital Notes in the form attached hereto as Exhibit 4.2. The terms and conditions of such Capital Notes are identical to the Capital Notes issued to Mutual Art US by Mutual Art BVI.

The General Partner will contribute to the Partnership, from time to time, such amounts as are necessary to pay twenty percent (20%) of the Partnership Costs and Expenses. Such amounts are capital contributions and non-refundable.

In addition, for as long as the General Partner borrows from Mutual Art US, the General Partner will provide the Partnership from time to time with the GP Loans in the form attached hereto as Exhibit 4.3. The GP Loans shall be in amounts sufficient to pay the Partnership Costs and Expenses not provided for by the General Partner. Under the terms of the applied for Exemption, such GP Loans are interest free, and are not secured in any way by the Partnership's assets or otherwise. These loans will be repaid out of Net Proceeds in the manner described on page 15 under the paragraph "*Partnership Costs and Expenses*".

In consideration for the General Partner's services in managing the business and affairs of the Partnership, there will be payable to the General Partner the Management Fee in an amount equal to twenty percent (20%) of the Net Proceeds from Liquidations during each year. The General Partner may, in its sole and absolute discretion, assign to the Management Company the right to receive all or any portion of this fee and any other reimbursements otherwise payable to the General Partner under the Partnership Agreement in consideration for services rendered to it by the Management Company.

Under the terms of the applied for Exemption, actual distributions to the General Partner of the Management Fee with respect to Liquidations that involve a sale of an Invested Work will not be made until the later of: (a) the fifth anniversary of the effective date of this Offering; or (b) at least three years after the date of the respective Liquidation; except as necessary for the General Partner to pay taxes applicable to income on amounts so deferred. Partnership proceeds payable to the General Partner will be subject, until distributed, to creditors of the Partnership.

Item 12. Securities Being Offered

The Partnership is offering Partnership Units. The following is a brief description of: (a) general information relating to the Partnership; (b) certain federal tax considerations for the Partnership; (c) certain ERISA considerations; (d) certain Code consideration; and (e) certain state law fiduciary and other considerations.

General Information relating to the Partnership

The following information is presented only as a summary of certain of the Partnership's principal features, and is qualified in its entirety by the more detailed description contained in the Partnership Agreement, in this document and by its Exhibits.

Term of the Partnership. 50 years.

Extension of term. Unless dissolved earlier, the term of the Partnership may be extended for up to five additional one-year periods by the General Partner with the vote or written consent of Limited Partners holding at least two thirds of the Pooled Units issued by the Partnership.

Discontinued Partners. A "Discontinued Partner" is a Limited Partner who: (i) provides notice to the General Partner that he or she does not intend to continue to invest Invested Works in the years and amounts as permitted; or (ii) does not continue to invest Invested Works in the years and amounts as permitted. A Discontinued Partner will continue to be entitled to distributions with respect to his or her Partnership Units, subject to reduction for a pro rata share of Partnership Costs and Expenses. However, a Discontinued Partner will not be entitled to participate in any vote or consent and will not be entitled to make any further investments of Invested Works, without the consent of the General Partner. Once the General Partner has agreed to accept further Invested Works by the Discontinued Partner, the participation shall be regarded as resumed and such once Discontinued Partner shall not be regarded as a Discontinued Partner so long as it continues to make timely exchanges of Invested Works

Termination of an Artist's Participation in the Partnership. An Artist's participation in the Partnership may be terminated at the General Partner's discretion only prior to the third anniversary of the Artist's subscription and provided that none of the Invested Works that were exchanged by such Artist were Liquidated by the Partnership. If the Artist has not made a Permitted Plan Contribution, the General Partner will return the Invested Works to the terminated Artist and his or her Partnership Units will be redeemed. If the Artist has made a Permitted Plan Contribution, the Artist and the Plan will be treated as Discontinued Partners, as described in the preceding paragraph.

Transfer of Limited Partner's interests. Except for a Permitted Plan Contribution, transfer of Units by a Limited Partner is permitted only with the prior consent of the General Partner. Generally, a transfer from an Artist to his or her heirs upon death will be permitted. Any transfer of a Partnership Unit or of a Pooled Unit from a Limited Partner that is a Plan that constitutes a distribution pursuant to the provisions of the Plan and applicable law will be permitted, provided that the distribute and the General Partner execute a Joinder Agreement.

Substitute or Additional General Partner. No substitute or additional General Partner will be admitted as General Partner of the Partnership without the consent of the Limited Partners holding at least 75% of the Pooled Units outstanding.

Dissolution. The Partnership will dissolve upon the first to occur of the following: (i) the General Partner, with the affirmative vote of the Limited Partners holding at least two-thirds of the number of Pooled Units issued by the Partnership, determines that the Partnership should be dissolved; (ii) at the General Partner's sole discretion if less than 100 Limited Partners are admitted to the Partnership within the first five (5) years from the effective date of this Offering; (iii) bankruptcy of the Partnership or the General Partner; (iv) the General Partner is dissolved or withdraws as General Partner and the Limited Partners do not, by a majority of at least 75% of the number of Pooled Units issued to by the Partnership, elect to continue the Partnership within thirty (30) days; or (v) the Limited Partners holding at least 85% of the number of Pooled Units issued to by the Partnership determine that the Partnership shall be dissolved.

Winding Up and Liquidation of the Partnership Assets. Upon the dissolution of the Partnership, no further business shall be done in the Partnership name except for the completion of any incomplete transactions and the taking of such action as shall be necessary for the performance and discharge of the Partnership obligations, the winding up and liquidation of its affairs and the distribution of its assets. The General Partner shall act as the liquidating trustee of the Partnership unless it, or, if it is unable to so act, the Limited Partners holding the majority of the Pooled Units outstanding, appoints by an instrument in writing one or more other liquidating trustees ("Liquidating Trustee"). The Liquidating Trustee shall wind up the affairs of the Partnership and liquidate its assets as promptly as reasonably possible consistent with obtaining the fair market value thereof. The Liquidating Trustee may distribute the Invested Works or other Partnership's assets, which it determines may legally be distributed in kind and the liquidation of which would not be consistent with obtaining the fair value thereof. The cash proceeds of liquidation, including the proceeds of any Liquidation to the extent sufficient therefor, and then any assets to be distributed in kind, shall be applied pro rata in the following order:

1. Creditors: To the payment of creditors, in the order of priority as provided by law, except claims of the General Partner;

2. Expenses and Fee of General Partner: To the payment of (i) the GP Loans; (ii) the Management Fee, and any other amounts then due the General Partner as a creditor of the Partnership; and

3. Distribution to Limited Partners: The remaining assets of the Partnership shall be valued at their fair market value and the gains and expenses therefrom deemed to be realized and allocated to the Partners in accordance with the allocation provided on page 15.

The Liquidating Trustee(s), the General Partner and their respective partners, members, stockholders, officers, directors, managers, employees, agents and affiliates shall not be personally liable for the return of the Invested Works of any Limited Partner to the Partnership.

TAX CONSIDERATIONS

1. *Tax Considerations- In General*

Introduction. The following is a summary of certain United States federal income tax consequences applicable to the Partnership in general as well as to: (i) the investment by the Artist in the Partnership; (ii) a contribution by the Artist of a Permitted Plan Contribution to a Plan maintained by the Artist; and (iii) the holding by the Plan of the Permitted Plan Contribution. This summary is based on current laws and regulations, which are subject to change or reinterpretation in the future, possibly with retroactive effect. Changes in tax laws after the date of this Offering may alter anticipated tax consequences.

Neither the General Partner, the Partnership nor any of their respective affiliates, accountants, counsel or consultants assume any responsibility for the tax consequences to any Limited Partner investing in the Partnership. This summary does not purport to address all federal income tax considerations that may pertain to the Partnership or the Artist; or with respect to a Permitted Plan Contribution by an Artist and the tax considerations related thereto or related to the holding of that contribution by a Plan.

State and Local Taxation. All prospective investors also should consult their own tax advisors as to any application of income or other taxes imposed by their respective states and local jurisdictions of residence with respect to an investment in the Partnership. As to a Plan holding a Permitted Plan Contribution, income of a Trust established under a Plan which meets the requirements for qualified status under Section 401(a) and Section 501(a) of the Code would be tax-exempt under state and local tax laws.

2. *Tax Treatment of the Partnership*

General. The Partnership does not intend to seek a ruling from the Internal Revenue Service (the "IRS") or any other federal, state or local agency with respect to the tax status of the Partnership. The Partnership does not intend to make an election under section 754 of the Code. All prospective Limited Partners should consult their own tax advisors with respect to the federal, state and local income tax consequences of holding all or part of a Partnership Unit or of a Permitted Plan Contribution.

Classification of the Partnership. The General Partner believes that the Partnership will be treated, for federal income tax purposes, as a partnership and not as a publicly traded partnership taxable as a corporation under Section 7701 of the Code and Treasury Regulations thereunder.

Allocation of Profits and Losses. A capital account will be established on the Partnership's books for each Partner and will be maintained in accordance with Treasury Regulations Section 1.704-1(b).

Federal Income Taxation of Partners. Subject to rules applicable to Plans as tax-exempt organizations, each Limited Partner will be required to take into account for federal income tax purposes its distributive share of items of the Partnership's income, gain, loss and deduction, substantially as though such items had been realized directly by such Limited Partner and without regard to whether the Partnership has made or will make any distributions. Distributions of cash to such a Partner generally will be tax-free up to the amount of the Limited Partner's capital account. Any cash or property distributed in excess of such Limited Partner's capital account will be treated as gain from the sale of Partnership Units. Distributions of securities will generally not cause a Limited Partner to recognize gain but may be treated as distributions of cash in certain circumstances. See page 47 under the paragraph "*Tax Treatment of Permitted Plan Contribution*".

Limitation on Deductibility of Investment Expenses. A non-corporate taxpayer is generally allowed to deduct investment expenses to the extent, and only to the extent, of such taxpayer's investment income under Section 212 of the Code, as a miscellaneous itemized deduction. The Code provides that most miscellaneous itemized deductions of an individual, trust or estate are deductible only to the extent that, in the aggregate, they exceed 2% of the taxpayer's adjusted gross income. This floor applies to "investment expenses" deductible under Section 212 of the Code and applies with respect to indirect deductions through certain pass-through entities, including partnerships. Limited Partners who are individuals, trusts or estates may thus be subject to the 2% floor with respect to their share of the Partnership's Section 212 expenses. In addition, those Limited Partners whose adjusted gross income exceeds a certain level (the "applicable amount") are required to reduce their itemized deductions further by the lesser of (i) 3% of the excess of the Limited Partner's adjusted gross income over the applicable amount or (ii) 80% of the itemized deductions otherwise allowable for the taxable year.

Inapplicability of Passive Activity Loss Provisions. Under temporary regulations dealing with the "passive activity" loss provisions of Code Section 469, the Partnership's activity will not constitute a passive activity. Therefore, losses from the Partnership will not be subject to the passive activity loss limitation rule (although losses will remain subject to the limitations on deductibility of capital losses) and losses from other activities which are subject to the passive activity loss limitation rules may not be used to offset income from the Partnership.

Tax-advantaged Programs. The activities of the Partnership itself do not involve participation in any tax-advantaged programs. Accordingly, an investment in a Partnership interest held by an Artist is not appropriate for investors seeking to shelter income through tax-saving investment techniques related to the Partnership operations.

However, if the Artist makes a Permitted Plan Contribution, certain tax advantages may result to the Artist. The Artist may have a current deduction with respect to the value of the Permitted Plan Contribution. Further, earnings in the Trust, resulting from Partnership distributions or otherwise, are not taxable to the Trust. However, benefit distributions under a Plan are subject to tax when distributed from the Trust to the participant or a beneficiary. Even then, there may be tax benefits as distributions from the Plan to a participant may be subject to further deferral of taxation by a rollover to an Individual Retirement Account.

Annual Tax Information. The Partnership will furnish each Limited Partner with annual tax related information. The Partnership will use its best efforts to cause such information to be timely provided after the close of each calendar year.

3. *Tax Treatment to Artist upon Exchange of Invested Work for Partnership Unit.*

The Partnership expects to accept, subject to the discretion of the General Partner, the exchange of Invested Works for Partnership Units. Upon such an exchange, the Artist, if an individual, or the Artist's business, if the Artist operates as a legal entity, generally should recognize taxable income to the extent that the fair market value of the Partnership Unit received exceeds the cost basis of the Invested Work. This tax treatment upon an exchange will apply regardless of whether or not the Artist then makes a Permitted Plan Contribution. However, an Artist who makes a Permitted Plan Contribution may have a deduction as described immediately below.

4. *Tax Treatment of Permitted Plan Contribution.*

To the Artist. A contribution by an Artist to a Plan of a Permitted Partnership Interest should result in a tax deduction for the Artist, subject to the limitations described below, equal to the fair market value of the Permitted Plan Contribution.

To the Trust Established Under the Plan. Under Code rules applicable to qualified plans, and subject to the continued maintenance of qualified plan status, there is no taxation of the Trust from the transfer of any cash, Permitted Plan Contribution or other contributions by the Artist to the Plan, or from any earnings from these contributions.

To Plan Participants. As long as the Plan maintains its tax qualified status, there is no current taxation to Plan participants until benefits are paid in accordance with the Plan. An individual who owns 5% or more of the equity interest in the Artist must begin distributions from such Plan after attainment of age 70-½. Individual Artists are expected to be such 5% owners and thus subject to mandatory distributions from their Plans. When benefits are distributed, they are taxable currently except if rolled over (other than the mandatory 5% amounts discussed immediately above) to an Individual Retirement Account or to another tax-qualified plan.

Code Limitations on Deductions for Contributions to Plans. In accordance with Section 404 of the Code, the Artist who makes a Permitted Plan Contribution may have a deduction for the year with respect to which the contribution is made, in the amount of the fair market value of the contribution. Code Section 404 generally permits a contribution to a tax-qualified plan to be deductible with respect to a year if the plan is established during the year and the contribution is made by the sponsor's tax return deadline (as extended) for that year. However, Section 404 also imposes aggregate limitations on the amount of deductible contributions for qualified plan purposes each year. Assuming that the Plan is the only qualified plan maintained by the Artist, the amount deductible is limited to 25% of the compensation of the Artist (and any other participant) during the year.

Deduction amounts further are restricted by the maximum annual additions and compensation limitations discussed immediately below. The amount deductible, subject to applicable limitations, with respect to a Permitted Plan Contribution, is the value of that contribution. However, there is no certainty that this valuation will not be challenged by the IRS upon audit. Also, if the value of a Partnership Unit would exceed the maximum deductible amount, the Artist instead may decide to contribute one or more Pooled Units (having a value within the deduction limits) as a Permitted Plan Contribution.

Maximum Annual Addition and Compensation Limitation. The Code also imposes an annual limit on the amount that can be added each year ("annual addition") to the account of any participant in a profit sharing plan, such as a Plan, through employer contributions, employee contributions and forfeitures. For 2005, the maximum amount that may be an annual addition for any individual account under a Plan is $42,000. In addition, the Code imposes a limit on the amount of compensation that can be utilized in determining contributions for qualified plan purposes. For 2005, the maximum annual compensation that may be utilized for determining contributions under a Plan is $210,000. These dollar amount limitations increase based on cost of living changes.

Special Considerations for 2005 Relating to Exemption Application. As described above, until the status of the Exemption is finalized, which may not be earlier than the fourth quarter of 2005, or in 2006, if at all, an Artist will not be permitted to make a Permitted Plan Contribution. An Artist who establishes a new Plan, or maintains a previously established Plan in 2005 still may be able to deduct a Permitted Plan Contribution with respect to 2005 if the Exemption is obtained, and the contribution made by the time of filing in 2006 of the Artist's tax return for 2005. Similarly, an Artist could establish a Plan in 2006, and transfer the Permitted Plan Contribution to the Plan prior to the Artist's tax return filing date in 2007, with a deduction claimed with respect to 2006. An Artist seeking to make a Permitted Plan Contribution should consult his or her advisors regarding the time limits for making such a contribution and claiming the related deduction.

5. *Further Tax Considerations Applicable to Plans*

General Tax-Qualification Requirements. All Plans must retain tax-qualified status in order for the tax benefits applicable under Section 401(a) and Section 501(a) of the Code to apply. Artists are responsible to make sure that their respective Plans and Trusts comply with the rules established under section 401 and related sections of the Code.

Collectibles. Code Section 408(m) provides that if an individually-directed account under a tax-qualified plan acquires a "collectible" such as a work of art, the cost of such collectible shall be treated as distributed to the individual who directs that account. The General Partner believes that the holding of a Permitted Plan Contribution should be considered as the holding of a security and not as an acquisition of a collectible by an individually-directed account within the meaning of Code Section 408(m). However, as there is an Artwork Unit embedded within a Partnership Unit, there is a risk of a contrary holding with respect to a Partnership Unit, but such risk should not arise if only Pooled Units are contributed. An Artist contemplating making Permitted Plan Contributions should consult its own advisor as to considerations applicable to making a Permitted Plan Contribution, including whether to transfer only Pooled Units (which have no relationship to any specific Invested Work) as a Permitted Plan Contribution rather than a Partnership Unit.

Artist with Employees. If an Artist has employees, the Code requires that the Plan operate on a nondiscriminatory basis. Among other requirements, this may require that all Plan participants be able to participate in the investment experience of Permitted Plan Contribution. In order that the Plan comply with such a requirement a Plan also may provide for "self-direction" by participants among different investment alternatives. Additional information is available on page 51 under the paragraph "*Additional Plan Participants and Self Directed Investment*".

Plan Subject to Other Code and Plan Requirements – Liquidity Considerations. Different rules under the Code or the Plan may require a distribution from a Plan. Such an event may occur at a time when the Plans does not have liquidity enabling the distribution to be made other than through distribution of a Partnership Unit or a Pooled Unit. For example, a distribution may be required upon a Plan termination, retirement, separation from employment or death of the Artist or other participant. On such an event, unless taxation is deferred by rollover to an Individual Retirement Account or another qualified plan, taxable income may result without a liquid asset being distributed to pay taxes that may be due. Another example described above, could be the Code requirement that distributions begin after the Artist attains age 70½.

Prohibited Transactions under the Code. The prohibited transaction provisions in Section 4975 of the Code generally prohibit a Plan, even if not subject to ERISA, from engaging in various transactions involving assets of that Plan with "disqualified persons," unless a statutory, class or individual exemption that covers the transaction is available. Thus, the prohibited transaction provisions of Code Section 4975 will apply to the Permitted Plan Contribution, and to that contribution while held in the Trust, even if the Plan is not subject to ERISA. The issuance of the Exemption would apply to exempt a transaction from the application of Section 4975 of the Code as to issues within the scope of the Exemption.

UBTI. Although the Code generally exempts a tax-exempt organization, such as a Plan, from federal income tax on its passive investment income (such as dividends, interest and capital gains), this general exemption from tax does not apply to the "unrelated business taxable income" ("UBTI") of a tax-exempt organization. The sale, leasing or other Liquidation of Invested Work by the Partnership, or other activities of the Partnership, may be considered to be engaging in the operation for UBTI purposes of a trade or business. In such event all or a portion of the Partnership's income in any year may be subject to UBTI. Artists wishing to make Permitted Plan Contributions, as well as Trustees accepting such contributions, should consult their own tax advisors with respect to whether Trust income attributable to such contributions could be subject to UBTI.

ERISA CONSIDERATIONS

ERISA is a federal law governing employee benefit plans that prescribes various relationships and conduct for employees, employers, plan fiduciaries and other persons associated with such a plan. Based on the structure underlying the application for the Exemption, the following is a summary of ERISA provisions that may apply to the Partnership, Partnership assets and to fiduciaries with respect to these assets. This summary is based on current laws and regulations, which are subject to change or reinterpretation in the future, possibly with retroactive effect, and does not purport to address all ERISA or other legal considerations that may pertain to each Plan or each Artist, or to the Partnership and its General Partner (or Sales Committee or other person constituting an ERISA fiduciary).

WHEN IS A PLAN SUBJECT TO ERISA?

With respect to Artists, a critical factor in determining whether or not a Plan is subject to ERISA is whether any common-law employee (not including a spouse) is employed by the Artist and eligible to participate in the Plan. A Plan established by an Artist will be subject to ERISA if there are any participants in the Plan other than the Artist and his or her spouse. Consequently, the status of a Plan as subject to ERISA (or not subject to ERISA) may change from time to time. For example, a Plan not subject to ERISA will become subject to that statute if the Artist hires one or more employees (other than a spouse) who become Plan participants.

CONSIDERATIONS FOR PLANS SUBJECT TO ERISA

Plans subject to ERISA must comply with the provisions of that statute, including those applicable to reporting and disclosure, fiduciary responsibilities and prohibited transactions. Fiduciaries, of a Plan subject to ERISA include all persons with discretionary authority and control over the administration of the Plan and the investment of its assets, which generally includes persons such as Trustees. A fiduciary of a Plan subject to ERISA is required, among other things, to act prudently and in the best interest of participants and beneficiaries of the Plan, which standards apply with respect to both Plan administration and the management of the Plan's investments.

Fiduciary Issues for Plans subject to ERISA. In the context of an investment in the Partnership by a Plan subject to ERISA (e.g., accepting and holding a Permitted Plan Contribution), ERISA's fiduciary responsibility requirements are applicable. A Plan's fiduciaries may include the Artist, as an entity and/or as an individual (e.g., as Trustee or as a person with discretionary authority). In compliance with ERISA's fiduciary standards, Plan fiduciaries must ascertain that:

(a) the accepting and holding of a Permitted Plan Contribution is consistent with the prudence and diversification requirements of Section 404(a) of ERISA;

(b) the investment is in the best interests of the Plan and its participants and beneficiaries;

(c) the investment is permissible under the terms of the Plan's governing documents;

(d) the fiduciary is authorized to make such investment under the appropriate governing instrument and Title I of ERISA taking into account, among other things, that the assets of the Partnership (as discussed under "Partnership Assets as Plan Assets") likely will be considered plan assets subject to ERISA and that the General Partner and others likely will be considered a "fiduciary", as defined in Section 3(21)(A) of ERISA, with respect to such assets; and

(e) the Plan is not engaged in a "prohibited transaction" within the meaning of Section 406 of ERISA in acquiring or holding its interest in the Partnership.

In accepting and holding a Permitted Plan Contribution, the Trustee, or other applicable fiduciary, of a Plan subject to ERISA, must consider whether such acceptance or holding is consistent with the above requirements.

Prohibited Transactions. The prohibited transaction provisions in Section 406 of ERISA generally prohibit a fiduciary of a Plan subject to ERISA, from engaging in various transactions involving the Plan and assets of that Plan and "parties-in-interest," unless a statutory, class or individual exemption that covers the transaction is available. Substantially similar provisions are found in Section 4975 of the Code, which is applicable whether or not the Plan is subject to ERISA. Prohibited transaction violations are subject to excise taxes under Code Section 4975. Class and individual exemptions issued by the DOL apply for purposes of both ERISA and the Code.

Section 406(a) of ERISA prohibits a plan from engaging in a transaction if the transaction constitutes, among other things, a direct or indirect sale or exchange of property between the plan and a party-in-interest or a loan to the plan by a party-in-interest. Parties-in-interest include, but are not limited to, fiduciaries, sponsoring employers and persons providing services to a Plan subject to ERISA. Section 406(b) of ERISA prohibits an ERISA fiduciary from engaging in certain acts constituting "self-dealing", "conflict of interest" or "kick-back" with respect to the Plan subject to ERISA.

In-kind contribution of Units to Plan. The prohibited transaction rules also have been applied to an in-kind contribution by an employer to a plan to the extent the transfer relieves the employer of an obligation to the plan, e.g., an obligation to contribute to a defined benefit plan. IRS Announcement 95-14 and DOL Regulation Section 2509.94-3, following up on *Commissioner v. Keystone Cons. Ind., Inc.*, 508 U.S. 152 (1993), provide that a transfer of property from a plan sponsor to a plan will not be considered a prohibited transaction if, *inter alia*, the transfer does not satisfy an existing obligation of the employer. As a Permitted Plan Contribution is made to a profit sharing plan - under which the amount of contribution, if any, is purely discretionary - the Artist is under no obligation to make any contribution in a given year. Thus, there is no fixed contribution or other obligation with respect to which the Artist is being relieved if the Artist decides to make such contribution. Consequently, and even without exemption relief under the Exemption, the General Partner believes that, under applicable authority, the transfer by Artists of Permitted Plan Contributions, to their Plans should not be deemed a prohibited transaction. It is contemplated that the Exemption will extend to this issue; but, if it does not, Artists should consult their own advisors before making a Permitted Plan Contribution.

Additional Plan Participants and Self Directed Investment. In the event that an Artist has employees (other than his or her spouse) who becomes plan participants, the Plan becomes subject to the prudence, diversification and other requirements of ERISA. In that event, the Artist as the Plan sponsor will need to consider how ERISA, as well as the Code and the terms of the Plan, apply to these participants and to the investment of contributions with respect to these participants. Such an Artist should consult with his or her Plan advisors prior to making a Permitted Plan Contribution. Applicable considerations include the extent to which the discrimination rules under the Code require that such participants have the opportunity to participate in the investment represented by Permitted Plan Contributions, as well as the extent to which a contribution in cash is appropriate. A consideration in addressing ERISA and Code compliance would be the ability to establish, pursuant to the Plan, different investment funds for participant directed investment. Participant directed investments in funds (including a possible fund providing for investment in Partnership Units and Pooled Units) that meet the requirements of section 404(c) of ERISA could result in relieving a person who otherwise is a fiduciary under ERISA from fiduciary responsibility that otherwise would be applicable.

Reporting and Disclosure. ERISA requires that the administrator of a Plan subject to ERISA provide certain information to the Plan's participants and beneficiaries. Similarly, the sponsoring employer or the Plan's administrator is subject to applicable federal filing requirements and disclosure obligation to employees. Plans subject to ERISA also may become subject to the "small plan" audit requirement because a substantial portion of each such Plan's assets may consist of Permitted Plan Contributions, which do not qualify for the audit exemption. The General Partner will make available information regarding the Partnership so that Plans subject to ERISA can comply with their reporting and disclosure obligations with respect thereto. Artists and Plan fiduciaries should consult with their advisors as to the requirements applicable to their Plans.

Bonding, Indemnification and Insurance. ERISA also requires certain persons to be bonded, and imposes restrictions limiting the ability of a Plan subject to ERISA to provide indemnifications to ERISA fiduciaries. Plan fiduciaries may be covered by fiduciary liability insurance provided and paid for by the sponsor of the Plan.

General Partner Not a Fiduciary. Neither the General Partner, the Director, the President, the Sales Committee nor any other agent of the Partnership who is an ERISA fiduciary with respect to Partnership assets will be a fiduciary with respect to any individual Plan or as to the holdings and investment of assets of its Trust. Fiduciary status with respect to "plan assets" of the Partnership relates to the assets managed by the Partnership, in accordance with the policies and objectives described in this Offering. Separately, the fiduciary for each Plan is responsible for making fiduciary decisions with respect to the Plan, including, but not limited to, the decision to accept and to hold a Permitted Plan Contribution, or other investments made by that Plan or contributions accepted by it.

CONSIDERATIONS FOR PLANS NOT SUBJECT TO ERISA

1. Fiduciary Responsibility – Attachment.

If a Plan is not subject to ERISA, the fiduciary responsibility provisions of ERISA are, of course, not applicable. Such Plans, however, are subject to Code requirements such as the provision that a tax-qualified plan be maintained for the "exclusive benefit" of its participants as well as application of the prohibited transaction rules under Code section 4975. State laws also may be applicable, such as the possible ability of creditors to attach the asset of the Plan in the event of the bankruptcy of the Artist.

2. Prohibited Transactions.

The prohibited transaction provisions in Code Section 4975 will apply to a Plan even if the Plan is not subject to ERISA. Code Section 4975 is discussed in "Code Considerations for Artists and Plans" above. The Exemption, if issued, also will apply for purposes of Section 4975 of the Code.

3. Reporting and Disclosure.

The sponsor or the administrator of a Plan not subject to ERISA may be required to file an annual return with the IRS. The General Partner will make available information regarding the Partnership so that such Plans can comply with their reporting obligations. Artists should consult with their advisors as to the requirements applicable to their Plans.

ERISA PARTNERSHIP CONSIDERATIONS

Partnership Assets as ERISA "Plan *Assets" – In General.* Neither the Code nor ERISA specifically defines the term "plan assets" as applied to commingled entities, such as the Partnership, in which a Plan invests. The question is whether the Partnership assets, e.g., the Invested Works, are considered as "plan assets" subject to ERISA (and those with discretionary authority with respect to them considered fiduciaries under ERISA). Even if no Artist has employees, Code Section 4975 and the prohibited transaction provisions of the Code will apply to the Partnership if the Partnership is considered to hold "plan assets". The General Partner anticipates that, if the Exemption is issued, the number of Plans being Limited Partners will result in the underlying assets of the Partnership being considered to be "plan assets".

Such "plan assets" status could result in the General Partner, the Director, the President, the Sales Committee and others with requisite discretionary authority being considered as fiduciaries under ERISA with respect to Partnership assets and subject to the prudence and other fiduciary standards of ERISA. If subject to ERISA, personal liability under that law is possible for fiduciaries who fail to conform to ERISA's prudence and other fiduciary standards. Further, classification of Partnership assets as plan assets would result in the application of the "prohibited transaction" provisions of ERISA or the Code even if Plans are not subject to ERISA, (please see the paragraph "*Prohibited Transactions*" above), to transactions entered into by the Partnership. Concern that certain prohibited transactions described below might occur have led to the seeking of the Exemption, as described below.

Application of DOL "Plan *Assets*" *Regulation.* The applicable DOL regulation provides that, subject to certain exceptions noted below, when an employee benefit plan acquires an interest in an entity that is neither a publicly offered security nor a security issued by an investment company registered under the Investment Company Act of 1940, the assets of the employee benefit plan include not only its interest in the entity itself, but also an undivided interest in each of the assets of the entity. Under the DOL regulation the assets of such an entity are not "plan assets" only if: (i) the entity is registered as an investment company under the Investment Company Act of 1940 or equity interests in the entity are publicly offered securities; (ii) the entity is an "operating company" (as defined in the regulation); or (iii) the "benefit plan investors" own less than 25% of the value of each class of equity interest in the entity.

The exceptions from "plan asset" classification described in clause (i) of the preceding paragraph are not applicable as the Partnership will not register as an investment company under the Investment Company Act of 1940 and interests in the Partnership will not be publicly offered securities. As to the "operating company" exception and the less than 25% of value exception: (ii) the General Partner will be managing a collection of invested art work exchanged for Partnership Units but whether such activities of the Partnership would be considered an "operating company" (as defined in the DOL regulation) is a factual question for which it is expected that the DOL would not express an advance opinion; and (iii) the General Partner expects that absent a restriction on Permitted Plan Contributions, Plans will hold at least 25% of the value of each class of equity interest in the entity.

Based on these conclusions, the General Partner has decided to proceed on the assumption that, unless Permitted Plan Contributions were restricted to meet the 25% level exception, assets of the Partnership would be plan assets and to seek the Exemption in order to address the issues that follow under ERISA. These issues arise as classification of assets of the Partnership as plan assets results in the General Partner being a fiduciary under ERISA with respect to such assets, as well as a disqualified person under Code Section 4975. In addition, the Director, the President, the members of the Sales Committee and others may be fiduciaries of plan assets because of their respective roles in exercising discretion with respect to the management and disposition of the Invested Works held by the Partnership. Other agents of the Partnership also might be considered fiduciaries if they exercise discretionary control over the management of Partnership assets.

The General Partner will operate the Partnership taking into consideration both the investment strategy of the Partnership and the prohibited transaction provisions of ERISA and the Code. The General Partner does not intend to buy, sell or otherwise deal with an asset of the Partnership through itself or any of its affiliates or other person who would be a party-in-interest under ERISA. Services to the Partnership will be rendered by independent third parties. The General Partner anticipates that any requirement that the General Partner, the Sales Committee or other agents of the Partnership who are ERISA fiduciaries operate the Partnership in accordance with the fiduciary provisions of ERISA will not adversely affect the operation or performance of the Partnership. However, there can be no certainty of this result.

The Exemption Request. Because, absent restriction on the number of Artists able to make Permitted Plan Contributions, the assets of the Partnership are expected to be considered "plan assets", the anticipated GP Loans of operating capital to the Partnership might be a prohibited indirect loan from the GP, and therefore a possible prohibited transaction. The General Partner believes that the GP Loans fall within the scope of DOL Prohibited Transaction Class Exemption 80-26 because the GP Loans bear no interest or other fee, are to be used for the ordinary operating expenses of the Partnership, are unsecured and are not made by "plan assets". Accordingly, such loans should be exempt from the prohibited transaction rules.

However, other prohibited transaction exemption issues would remain. The General Partner (absent required Sales Committee review) would control the Liquidation of Partnership assets, and hence the timing and amount of its management fees. Consequently, such payments might be considered to be prohibited transactions under section 406(b) as ERISA plan assets are being sold at the discretion of the General Partner, a fiduciary; with certain proceeds from these transactions payable to the General Partner. Further, as repayment of loans are keyed to Liquidation, the same issue exists as to loan repayments, i.e., that a Liquidation decision by a fiduciary may result in a payment to that fiduciary. To address this issue, the Partnership and the General Partner have applied for the Exemption which includes three principal operational safeguards and procedures intended to satisfy ERISA's requirements that an exemption be protective of plan participants and administratively feasible:

(a) deferral of receipt by the General Partner of its interest in Net Proceeds related to sales and also the ordering of the repayment of GP Loans;

(b) the criteria relating to Liquidation through sale of Invested Works; and

(c) the need to obtain prior approval of the Sales Committee before Liquidation through sale of Invested Work,

As described above, the DOL has jurisdictional authority to issue exemptions for purposes of both Section 406 of ERISA and Section 4975 of the Code. Issuance of the Exemption would apply for purposes both of ERISA and the Code.

In the event the DOL requires any modifications to the operation of the Partnership before granting the Exemption, the General Partner may, in its sole discretion, agree to such modification and amend the Partnership Agreement as necessary. However, the General Partner, in its sole discretion, may withdraw the Exemption request and Partnership then will continue consisting solely of Limited Partner who are Artists; or the General Partner may develop a procedure to admit Plans as Limited Partners provided that Plans in the aggregate do not exceed the threshold of holding 25% or more of the value of each class of equity interest in the entity at the time of the Permitted Plan Contribution.

The General Partner does not expect the Exemption to be issued prior to the fourth quarter of 2005, and its status may not be resolved until 2006. The exact time of issuance, or whether the Exemption will be issued at all, or the application withdrawn, cannot be predicted. Until such time as the Exemption is granted, the Partnership will not permit an Artist to make a Permitted Plan Contribution. Upon receipt of the Exemption, the General Partner will secure a surety bond complying with the bonding requirements of ERISA. At that time, there also would be limits on the indemnifications available from the Partnership to the General Partner and the other ERISA fiduciaries of the Partnership, as well as restrictions on the ability of the Partnership to provide liability insurance for the General Partner and the other ERISA fiduciaries of the Partnership.

State Law Fiduciary and Other Considerations

General Partner as Fiduciary

Separate from the fiduciary provisions of ERISA described above, the General Partner will be considered a fiduciary of the Limited Partners under applicable state law. Thus, in carrying out its duties and exercising its powers under the Partnership Agreement, the General Partner will be obligated to exercise its best business judgment and act at all times in the best interests of the Partnership; and, in the case of any conflict of interest between its own best interests and those of its affiliates or associates on the one hand, and the best interests of the Partnership on the other hand, the General Partner will act in a manner consistent with the best interests of the Partnership.

Under the Partnership Agreement, the General Partner its partners, members, managers, employees and agents, each liquidating trustee (if any), the Management Company, and each partner, member, stockholder, director, officer, manager, employee, agent and affiliate of any of the foregoing is entitled to be indemnified from the assets of the Partnership from and against any and all liabilities, obligations, losses and damages which may be imposed on, incurred by, or asserted against any of them in any way related to or arising out of the Partnership Agreement, the administration of the assets of the Partnership or the action or inaction of such person under the Partnership Agreement, unless such liability, obligation, loss or damage arises or results from such person's own bad faith, willful misconduct, gross negligence or fraud.

At its election, the General Partner, on behalf of the Partnership, may cause the Partnership to purchase and maintain insurance, at the expense of the Partnership and to the extent available, for the protection of the General Partner, any partner, member, officer, director, manager, employee, agent or affiliate of the General Partner, the Management Company, any liquidating trustee or any partner, member, stockholder, officer, director, manager, employee, agent or affiliate of any of the foregoing against any liability incurred by such person or entity in any such capacity or arising out of his status as such, whether or not the Partnership has the power to indemnify such person or entity against such liability.

To the extent that assets of the Partnership constitute "plan assets" for purposes of ERISA or Section 4975 of the Code, indemnification, or the purchase of insurance, as described above may be limited pursuant to Section 410(a) of ERISA. Prospective investors should see page 50-54 under the paragraph *"ERISA Considerations"* and also should consult their own advisors with respect to these matters.

New York State Art and Cultural Affairs Law

The Partnership may be deemed an "art merchant" under Section 11.01 of the Art and Cultural Affairs Law of New York State. Thus, the General Partner may be under a legal obligation to exercise its best business judgment when carrying out its duties and exercising its powers under the Partnership Agreement.

To the extent that the relationship between the Artists and the Partnership is regarded under such law as one of consignor and consignee, the General Partner will be obligated to treat the Invested Works as trust property, and to treat the proceeds from the sale of such Invested Works as trust funds for the benefit of the Artist. Similarly, the Partnership will be obligated to comply with the disclosure requirements under the Art and Cultural Affairs Law when selling the Invested Works.

Other states or municipalities also may have laws regulating artwork transactions that may be applicable to the Partnership.

Glossary of Defined Terms

"Artist": An emerging or mid-career visual artist accepted for admission to the Partnership. It is anticipated that Artists will be unincorporated self-employed individuals; but the term "Artist" also includes a corporation or other entity of which the Artist, or the Artist and his or her legal spouse (if any), are the sole owners.

"Artwork Unit": The right to 40% of the Net Proceeds from any Liquidation of the Invested Work for which the Artwork Unit was issued.

"Code": The Internal Revenue Code of 1986, as amended

"Collectible": A work of art deemed to be a collectible as defined pursuant to Code Section 408(m). Code Section 408(m) provides that if an individually-directed account under a tax-qualified plan acquires a collectible, the cost of such collectible will be treated as distributed (i.e., subject to current taxation as income) to the individual who directs that account.

"Discontinued Partner": A Limited Partner who: (i) provides notice to the General Partner that he or she does not intend to continue to invest Invested Works in the years and amounts as permitted; or (ii) does not continue to invest Invested Works in the years and amounts as permitted,

"Eastern US": States east of the Mississippi River.

"ERISA": The Employee Retirement Income Security Act of 1974, as amended.

"Exemption": The prohibited transaction exemption being applied for from the U.S. Department of Labor pursuant to the provisions of ERISA.

"General Partner": APT Management (New York), LLC, a Delaware Limited Liability Company with an address at 156 Fifth Avenue, Suite 323, New York, New York.

"GP Loans": Loans made by the General Partner to fund the Limited Partners' portion (80%) of Partnership Costs and Expenses.

"Invested Work": Work(s) of art that an Artist exchanges in return for a Partnership Unit.
"IRS": The United States Internal Revenue Service.

"Joinder Agreement": An agreement admitting an additional limited partner to the Partnership.

"Liquidate" or "Liquidation of" an Invested Work: Any sale, lease, license, loan, syndicate or other monetization of an Invested Work.

"Management Agreement": The Management Agreement attached hereto as Exhibit 4.4.

"Management Fee": 20% of the Net Proceeds that will be distributed to the General Partner as compensation for its services as a general partner, subject to deferral of such payment for such a period as may be required pursuant to the Exemption.

"Mutual Art BVI": Mutual Art BVI., a British Virgin Islands corporation.

"Mutual Art US": MutualArt US Holdings, Inc., a Delaware corporation. Mutual Art US is the sole member of the General Partner.

"Net Proceeds" from any Liquidation of an Invested Work: Proceeds actually received, net of the direct costs related to such Liquidation.

"Offering": The offering described in this Offering Circular.

"Partnership Agreement": The Agreement of Limited Partnership attached hereto as Exhibit 2.1.

"Partnership Costs and Expenses": The costs and out-of-pocket expenses incurred by the Partnership for its actual operation including, without limitation, costs of storing, insuring and managing the Invested Works and direct management and administrative expenses.

"Partnership Unit": A partnership unit issued in exchange for an Invested Work, consisting of two components: (i) one Artwork Unit, and (ii) one or more Pooled Units.

"Partnership": Artist Pension Trust (New York), L.P.., a Delaware Limited Partnership with an address at 156 Fifth Avenue, Suite 323, New York, New York 10010.

"Permitted Plan Contribution": Subsequent to the issuance of the Exemption, the contribution by an Artist of Partnership Units or Pooled Units to his or her own Plan.

"Plan Assets": Assets deemed to be plan assets for the purpose of ERISA and the related prohibited transaction provisions of the Code. Neither ERISA nor the Code specifically defines the term "plan assets" as applied to commingled entities, such as the Partnership, in which a Plan invests. The General Partner anticipates that, if the Exemption is issued, the number of Plans being Limited Partners will result in the underlying assets of the Partnership being considered to be "plan assets".

"Plan": A profit sharing plan qualified under Section 401(a) of the Code maintained by an Artist.

"Pooled Unit": The right to pro rata participation, based on all outstanding Pooled Units, in 40% of the Net Proceeds from any Liquidation of any Invested Work.

"Trustee": A trustee of a trust established under a Plan to which an Artist is making a Permitted Plan Contribution

"Warehousing Agreement": The agreement by and between the General Painter and Crozier Fine Arts, Inc. of 525 West 20th Street, New York, NY 10011 with respect to storage space in a facility located in Newark, New Jersey.

"Wolf": The Wolf Law Group, of 185 Willis Avenue, Mineola, NY 11501. To assist Artists who wish to establish Plans, the General Partner has made arrangements with Wolf to provide IRS-approved volume submitter plan documents for an Artist to initially establish a Plan.

PART F/S

1. Balance Sheet as of a date within 90 days prior to filing the offering statement

2. Statements of income, cash flows, and other stockholders equity for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any interim period between the end of the most recent of such fiscal years and the date of the most recent balance sheet being filed, or for the period of the issuer's existence if less than the period above.

PART III — EXHIBITS

Item 1. **Index to Exhibits**

Item 2. **Description of Exhibits**

(1) *Underwriting Agreement*

(2) *Charter and by-laws*
- 2.1 The Agreement of Limited Partnership
- 2.2 Joinder Agreement
- 2.3 The Incorporation Documents of the General Partner
- 2.4 Mutual Art BVI Corporate Documents

(3) *Instruments defining the rights of security holders*
- 3.1 Specimen Partnership Unit Certificates

(4) *Subscription agreement*
- 4.1 The Subscription Agreement

(5) *Voting trust agreement*

(6) *Material contracts*
- 4.2 The Capital Notes
- 4.3 The General Partner Loan Agreement
- 4.4 The Management Agreement

(7) *Material foreign patents*

(8) *Plan of acquisition, reorganization, arrangement, liquidation, or succession*

(9) *Escrow agreements*

(10) *Consents*
- (a) *Experts*
- (b) *Underwriters*

(11) *Opinion re legality*

(12) *Sales Material*

(13) "Test *the Water" Material*

(14) *Appointment of Agent for Service of Process*

(15) *Additional exhibits*
- 15.1 Non-Exclusive Criteria for Selling Invested Works

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of ___________, State of __________ on ___________, 2005.

ARTIST PENSION TRUST (NEW YORK), L.P.

____

By: David A. Ross
Its: President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

APT MANAGEMENT (NEW YORK) LLC,
as General Partner

by Mutual Art US Inc.,
as sole member of the General Partner

by Mutual Art BVI,
as sole shareholder of Mutual Art US Inc.
by a majority of its board of directors

____

By: Moti Shniberg
Its: Director

____

By: Dan Galai
Its: Director

EXHIBIT 15.1

Non-Exclusive Criteria for Selling Invested Works

The timing of the sale of artwork is a complex matter, as the art market is not predictable by standard tools of measurement or profitability analysis. Without limiting the foregoing, the following set of criteria has been established by the General Partner to regulate the process of selling the Invested Works, in an attempt to make such selling process more predictable and transparent, despite the extremely subjective nature of the art buying and selling processes.

Selling Criteria

Invested Works will be considered by the General Partner for selling if the following conditions and information regarding the Artist exist: The following criteria are not exclusive and the General Partner may review and consider additional information available.

1. Concrete indication that the Artist has quit the art profession, and is no longer actively engaged in the production of art or in the pursuit of an art career;

2. An assessment made over three successive calendar years that the Artist's selling prices have reached a plateau. Such assessment may be prepared by the General Partner or become available to the General Partner from a reliable source;

3. An assessment that the value of the Artist's individual Invested Work that is owned by the Partnership is unlikely to double in value over the ensuing five calendar years. Such assessment may be prepared by the General Partner or become available to the General Partner from a reliable source;

4. A unanimous recommendation from the General Partner's Selection Committee, ratified by the Director and the President, that the Artist will most likely not become successful;

5. The Artist has no significant one-person exhibition activity for a period of three successive calendar years. "Significant" means either a commercial gallery exhibition, or a non-profit museum or gallery exhibition;

6. If within any single calendar year, the overall average selling price of the Artist's artworks declines by more than 30%;

7. If the average selling price of the Artist's artworks increases by more than 400%-500% in a single calendar year;

8. If the Partnership receives a bona fide offer from a major art museum for the purchase of a single Invested Work or a group of Invested Works by a single Artist at a reasonable bulk price;

9. If the Artist dies, and the General Partner believes that the market price for such Artist's works will drop.